   As filed with the Securities and Exchange Commission on February 12, 2002
                                           Registration Statement No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------

                          SALIX PHARMACEUTICALS, LTD.
            (Exact name of registrant as specified in its charter)

                         Delaware                  94-3267443
               (State or other jurisdiction     (I.R.S. Employer
             of incorporation or organization) Identification No.)

                    8540 Colonnade Center Drive, Suite 501
                         Raleigh, North Carolina 27615
                                (919) 862-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               -----------------
                               ROBERT P. RUSCHER
                     President and Chief Executive Officer
                          Salix Pharmaceuticals, Ltd.
                    8540 Colonnade Center Drive, Suite 501
                         Raleigh, North Carolina 27615
                                (919) 862-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                  Copies to:
                 DONALD R. REYNOLDS        FREDERICK W. KANNER
               ALEXANDER M. DONALDSON       GLENN R. POLLNER
               Wyrick Robbins Yates &     Dewey Ballantine LLP
                     Ponton LLP            1301 Avenue of the
               4101 Lake Boone Trail,           Americas
                      Suite 300            New York, New York
               Raleigh, North Carolina         10019-6092
                        27607                 (212)259-8000
                   (919) 781-4000          Fax (212) 259-6333
                 Fax (919) 781-4865
                               -----------------
Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_] If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               -----------------
                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                 Proposed Maximum Proposed Maximum
Title of Each Class of Securities  Amount to be   Offering Price      Aggregate        Amount of
        to be Registered          Registered (1)   Per Share(2)   Offering Price(1) Registration Fee
----------------------------------------------------------------------------------------------------
 Common Stock, $0.001 par value
   per share.....................   4,600,000         $17.10         $78,660,000       $7,236.72
----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) This registration statement includes shares that may be issued upon exercise of the underwriters' over-allotment option.
(2) Estimated in accordance with Rule 457 solely for the purpose of calculating the registration fee, based upon the average of the high and low prices of the common stock on the Nasdaq National Market on February 7, 2002.
                               -----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



          PRELIMINARY PROSPECTUS                              February 12, 2002
                             Subject to completion
--------------------------------------------------------------------------------

4,000,000 Shares

[LOGO]
Salix
Pharmaceuticals, Ltd.

Common Stock

--------------------------------------------------------------------------------

We are selling all of the 4,000,000 shares of common stock offered by this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol "SLXP". On February 11, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $17.26 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should read the discussion of material risks of investing in our common stock in "Risk Factors" beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                                   Per share Total
             -----------------------------------------------------
             Public offering price                 $         $
             -----------------------------------------------------
             Underwriting discount and commissions $         $
             -----------------------------------------------------
             Proceeds, before expenses, to us      $         $
             -----------------------------------------------------

The underwriters may also purchase from us up to an additional 600,000 shares of our common stock at the public offering price less the underwriting discount, to cover over-allotments, if any, within 30 days of the date of this prospectus.

The underwriters are offering the shares of our common stock as described in
"Underwriting". Delivery of the shares will be made on or about       , 2002.

                          Joint Book-Running Managers
UBS Warburg                                       Wachovia Securities
                               -----------------
Thomas Weisel Partners LLC
                            Leerink Swann & Company
                                                     SunTrust Robinson Humphrey

--------------------------------------------------------------------------------

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

TABLE OF CONTENTS
--------------------------------------------------------------------------------



                  Prospectus summary.....................  3

                  Risk factors...........................  8

                  Special note regarding forward-looking
                    statements........................... 18

                  Use of proceeds........................ 19

                  Market price of common stock........... 20

                  Capitalization......................... 21

                  Dilution............................... 22

                  Selected consolidated financial data... 23

                  Management's discussion and analysis of
                    financial condition and results
                    of operations........................ 24


                 Management................................  29

                 Underwriting..............................  32

                 Where can you find more information.......  35

                 Incorporation of certain documents by
                   reference...............................  35

                 Legal matters.............................  36

                 Experts...................................  36

                 Index to consolidated financial statements F-1

--------------------------------------------------------------------------------

"Salix", "Colazal" and "Lumenax" are trademarks of Salix Pharmaceuticals, Ltd. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

As used in this prospectus, the terms "we," "us," "our," the "Company" and "Salix" mean Salix Pharmaceuticals, Ltd. and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means our common stock, $0.001 par value per share.

--------------------------------------------------------------------------------

Prospectus summary

The following summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus, including "Risk factors" and the financial statements, and the information incorporated by reference in this prospectus, before making an investment decision.

ABOUT OUR COMPANY

We are a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract. Our strategy is to:

 . identify and acquire rights to products that we believe have potential for near-term regulatory approval or are already approved;

 . apply our regulatory, product development, and sales and marketing expertise to commercialize these products; and

 .  use our 60-person sales force focused on high-prescribing U.S.
   gastroenterologists, who are doctors who specialize in gastrointestinal diseases, to sell our products.

Our first two products demonstrate our ability to execute this strategy. These products are:

 .   balsalazide disodium, which we sell in the United States under the brand name Colazal(TM); and

 .   rifaximin, which, if approved by the U.S. Food and Drug Administration, or
    FDA, we intend to sell in the United States under the brand name
    Lumenax/TM. /

We licensed balsalazide from Biorex Laboratories Limited in 1992 and completed the development work, which resulted in FDA approval in July 2000. We licensed rifaximin from Alfa Wassermann S.p.A. in 1996. In December 2001, we submitted a New Drug Application, or NDA, to the FDA for rifaximin as a treatment for travelers' diarrhea. Following receipt of regulatory approval to market a drug for an initial disease or condition, known as an indication, we might perform clinical studies for other indications to expand the approved use of the drug.

We currently market Colazal and intend, if approved by the FDA, to market future products to U.S. gastroenterologists through our own direct sales force, and enter into distribution relationships outside the United States and in markets where a larger sales organization is appropriate. In connection with our commercial launch of Colazal, we hired approximately 30 sales representatives in late 2000. To more effectively cover the gastroenterology market, we expanded our sales force to over 60 people during 2001. We believe our sales force should also position us to sell additional products.

Colazal(TM) (balsalazide disodium)

Our first marketed product, Colazal, was the first new molecular entity approved in 10 years by the FDA for the treatment of mildly to moderately active ulcerative colitis and the first new oral therapy approved by the FDA for this indication in seven years. Ulcerative colitis is a chronic form of inflammatory bowel disease characterized by inflammation of the lining of the colon. Symptoms of active ulcerative colitis include rectal bleeding, abdominal pain, increased stool frequency, loss of appetite, fever and weight loss. This disease affects roughly 500,000 people in the United States, typically with onset under the age of 40. The cause of ulcerative colitis is unknown and no known cure exists except for the removal of the colon. Oral branded prescription products containing the active therapeutic agent 5-ASA are the first line of treatment and most frequently prescribed class of drugs for ulcerative colitis, with 2001 U.S. retail sales of approximately $390 million. In terms of prescription dollar sales, the market for 5-ASA products has been growing at an annual compound rate exceeding 25% for the last 10 years. Colazal contains 5-ASA, as does Asacol(R), the market-leading drug with retail sales of approximately $280 million in 2001.

In clinical trials, Colazal demonstrated at least comparable efficacy and had an improved safety profile as compared to some other oral 5-ASA products. Other 5-ASA products often do not deliver optimal doses of the active therapeutic agent to the colon. However, because Colazal's proprietary formulation allows 99% of the drug to reach the colon, it can work more quickly and effectively than comparable doses of other 5-ASA products that deliver less drug to the diseased area. In addition, some other 5-ASA products have historically been associated with side effects that cause up to 30-40% of patients to discontinue treatment.

We launched Colazal in the United States in January 2001 using our own sales force. We sold $14.1 million worth of Colazal in the United States in the year ended December 31, 2001.

Lumenax(TM) (rifaximin)

Our second drug, Lumenax, is an antibiotic that, if approved by the FDA, we intend to establish as the drug of choice for the treatment of travelers' diarrhea and a broad range of other gastrointestinal bacterial infections. According to the National Ambulatory Medical Care and National Hospital Ambulatory Medical Care surveys, between 1992 and 1996 (the most recent period for which we are aware there is publicly available information) patients visited physicians on average over 15 million times annually in the United States due to diarrhea, vomiting or gastrointestinal infections. According to the Centers for Disease Control, each year between 20% and 50% of international travelers, an estimated 10 million people, develop diarrhea, with approximately 80% of the cases caused by bacteria. Based upon recent data, between 4 million and 5 million people sought treatment in the United States for diarrhea in 2001 and approximately 3.3 million of those patients were prescribed a drug.

We believe the advantages of Lumenax to treat these infections are two-fold:
(1) site-targeted antibiotic delivery; and (2) improved tolerability compared to other treatments. Less than 0.1% of the drug is absorbed into the bloodstream when it is taken orally, which means that substantially all of the drug is available to destroy bacteria at the site of the infection. In addition, the drug might also cause fewer side effects or discomforts such as nausea, headache or dizziness than observed with currently available, more highly-absorbed antibiotics. Furthermore, we believe Lumenax is also less likely to cause systemic resistance, in which the body blocks the effectiveness of the drug, or harmful interaction with other drugs a patient is taking.

We have completed two Phase III clinical studies of Lumenax for the treatment of travelers' diarrhea. Data from these Phase III studies indicated that Lumenax is statistically more effective than placebo and that it had comparable efficacy and tolerability to ciprofloxacin, the market leader for the treatment of travelers' diarrhea. We submitted an NDA for the treatment of travelers' diarrhea to the FDA in December 2001. Based on a pre-submission review of portions of the NDA, the FDA has indicated that additional clinical data might be necessary to gain approval for Lumenax. Accordingly, we intend to commence an additional clinical study to supplement the NDA. The protocol for this study is under review by the FDA.

We also intend to investigate the use of Lumenax in other indications, including bacterial overgrowth of the small intestine, antibiotic-associated and other forms of colitis, pouchitis, Crohn's disease, diverticular disease and hepatic encephalopathy. The FDA has granted Lumenax Orphan Drug status for the treatment of hepatic encephalopathy, which might allow for priority review and, if approved by the FDA, would provide for seven years of market exclusivity for this indication. Hepatic encephalopathy is a rare syndrome caused by a build-up of toxic products, such as ammonia, due to advanced liver disease.

                               -----------------

Our principal executive offices are located at 8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615 and our telephone number at that location is (919) 862-1000. Information contained on our website, www.salixpharm.com, is not part of this prospectus.

The offering

Common stock offered..................... 4,000,000 shares
Common stock to be outstanding after this
  offering............................... 20,713,544 shares
Use of proceeds.......................... Potential acquisition of additional new products; marketing and, if necessary,
                                          development of these products; development
                                          and commercialization of Lumenax as a
                                          treatment for travelers' diarrhea; development
                                          and commercialization of additional
                                          indications for both Colazal and Lumenax;
                                          general corporate purposes; and working
                                          capital. See "Use of Proceeds".

Nasdaq National Market Symbol............ SLXP

The number of shares of our common stock to be outstanding after this offering in the table above is based on the number of shares outstanding as of February 8, 2002, and does not include, as of that date:

 .   16,667 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $3.00 per share;

 .   2,160,603 shares of our common stock issuable upon exercise of outstanding options issued under our stock option plans at a weighted average exercise price of $8.41 per share; and

 .   an additional 987,823 shares of common stock available for future issuance under our stock option plans.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option we granted to the underwriters.

  Summary consolidated financial data

                                                                      Year Ended December 31,
                                                               ----------------------------------
Consolidated Statement of Operations Data                            1999         2000       2001
-------------------------------------------------------------------------------------------------
                                                               (U.S. dollars, in thousands, excep
                                                                         per share data)
Revenues:
   Product revenue............................................  $   491     $ 6,307    $ 14,129
   Revenues from collaborative agreements.....................    2,602       8,235       8,221
                                                                  -------    -------    --------
       Total revenues.........................................    3,093      14,542      22,350
Expenses:
   Cost of products sold......................................      878       2,287       3,495
   License fees and costs related to collaborative agreements.      297       4,173       5,583
   Research and development...................................    4,787       3,844       6,629
   Selling, general and administrative........................    1,932       7,412      24,688
                                                                  -------    -------    --------
       Total expenses.........................................    7,894      17,716      40,395
                                                                  -------    -------    --------
Loss from operations..........................................   (4,801)     (3,174)    (18,045)
Interest, other income (expense), net.........................      190         208         547
Income taxes..................................................       --          (9)         --
                                                                  -------    -------    --------
Net loss......................................................  $(4,611)    $(2,975)   $(17,498)
                                                                  =======    =======    ========
Net loss per share, basic and diluted /(1)/...................  $ (0.45)    $ (0.26)   $  (1.13)
                                                                  =======    =======    ========
Shares used in computing net loss per share /(1)/.............   10,209      11,356      15,456

                                            As of December 31, 2001
                                           ------------------------
           Consolidated Balance Sheet Data   Actual  As Adjusted/(2)/
           ------------------------------- --------  ---------------
              Cash and cash equivalents... $ 27,868     $ 92,842
              Working capital.............   26,308       91,282
              Total assets................   38,590      103,564
              Accumulated deficit.........  (45,884)     (45,884)
              Stockholders' equity........   27,594       92,568

  ------
 (1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of shares used in computing net loss per share.
 (2) Assumes the issuance and sale of 4,000,000 shares of common stock in this offering at an assumed price of $17.40 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

--------------------------------------------------------------------------------

Risk factors

You should be aware that there are various risks to an investment in our common stock, including the material ones described below. Other risks we are not aware of or that we currently believe immaterial could affect your investment. You should carefully consider these risk factors, together with all of the other information included and incorporated by reference in this prospectus.

If any of the following risks or other risks not known to us now or that we currently believe immaterial develop into actual events, then our business, financial condition, results of operations or prospects could be negatively affected. If that happens, the market price of our common stock could decline and you might lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

We have a history of operating losses and negative cash flow from operations and expect future losses and negative cash flow from operations, which could have an adverse impact on your investment.
We have had net losses in all but one quarter since our inception in 1992 and until December 2000 we had not realized any material operating revenues from product sales. We have also experienced negative cash flows from operations in each year since we became a public company. We have spent and will continue to be required to spend substantial funds to continue development and marketing activities. To the extent we acquire rights to additional products, our costs associated with these activities can be expected to increase further. We currently expect operating losses and negative cash flow from operations to continue for the forseeable future, and our losses could be greater than those realized by us historically. We might never be profitable or generate positive cash flow from operations on a consistent or predictable basis. As of December 31, 2001, we had incurred cumulative losses since inception of approximately $45.9 million.

Regulatory approval of our products is time-consuming, expensive and uncertain, and could result in unexpectedly high expenses and delay our ability to sell our products.
Development, manufacture and marketing of our products are subject to extensive regulation by governmental authorities in the United States and other countries. This regulation could require us to incur significant unexpected expenses or delay or limit our ability to sell our products. We submitted an NDA for Lumenax to the FDA in December 2001. Based on a pre-submission review of portions of the NDA, the FDA has indicated that additional clinical data might be necessary to gain approval for Lumenax. Accordingly, we intend to commence an additional clinical study to supplement the NDA. The protocol for this study is under review by the FDA. The study results might not be positive and we might not be able to provide the FDA with results in time to be considered by the FDA within the review period. Even if the study results are positive, our NDA might not be approved. Our clinical studies for Lumenax or any other product might be delayed or halted for various reasons, including:

 .   the drug is not effective;

 .   patients experience severe side effects during treatment;

 .   patients do not enroll in the studies at the rate we expect;

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

 .   drug supplies are not sufficient to treat the patients in the studies;

 .   we decide to modify the drug during testing; or

 .   we do not have adequate funds to continue the testing.

If regulatory approval of Lumenax or any other product is granted, it will be limited to those indications for which the product has been shown to be safe and effective, as demonstrated to the FDA's satisfaction through clinical studies. Approval might entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, such as with Colazal, labeling and promotional activities are subject to continual scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. Marketing an approved product for a new use requires a separate approval by the FDA. These regulations and the FDA's interpretation of them might impair our ability to effectively market our products. We and our third-party manufacturers are also required to comply with the applicable FDA current Good Manufacturing Practices, or cGMP, regulations which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our products, and they are subject to additional FDA inspection. If we fail to comply with any of the FDA's continuing regulations, we could be subject to sanctions, including:

 .   delays, warning letters and fines;

 .   product recalls or seizures and injunctions on sales;

 .   refusal of the FDA to review pending applications;

 .   total or partial suspension of production;

 .   withdrawals of previously approved marketing applications; and

 .   civil penalties and criminal prosecutions.

In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional testing or changes in labeling of the product.

Balsalazide is approved as a treatment for acute ulcerative colitis in Austria, Belgium, Denmark, Italy, Luxembourg and Sweden through the mutual recognition process of the European Union. In 1998, our then licensee withdrew marketing applications from other European Union countries because of a failure to meet time constraints of the review period required by the mutual recognition process. These countries are Finland, France, Germany, Greece, Ireland, The Netherlands, Portugal and Spain. Resubmission in these countries will primarily be the responsibility of our current licensees for these countries, Shire Pharmaceuticals and Menarini, and they might not pursue these applications. Balsalazide might not receive approval from regulatory agencies in any member country of the European Union where the marketing application was withdrawn.


--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

We began a Phase III clinical trial for rifaximin as a treatment for hepatic encephalopathy in Europe during the first quarter of 2001 and in the United States during the second quarter of 2001. The European arm of the trial was terminated in the summer of 2001 due to low enrollment. We are seeking to increase enrollment in the U.S. arm of the trial, but we might not be successful in reaching the needed patient enrollment, which might negatively impact the trial.

Our success and revenue currently depend on two compounds; if we do not continue to successfully market Colazal, if we do not receive FDA approval and successfully commercialize Lumenax or if we do not acquire new products to market, our revenue might not grow, which could negatively affect our stock price.
We currently have rights to only two pharmaceutical compounds, balsalazide, which we market in the United States under the brand name Colazal, and rifaximin, which, if approved by the FDA, we intend to market in the United States under the brand name Lumenax. Our prospects over the next three to five years are substantially dependent on the successful commercialization of these compounds. We expect to engage in expensive advertising, educational programs and other means to market our future products. The degree of market acceptance of our products among physicians, patients, healthcare payors and the medical community will depend upon a number of factors including:

 .   demonstration of their clinical efficacy and safety;

 .   their cost effectiveness;

 .   their potential advantages over alternative treatment methods;

 .   the marketing and distribution support they receive; and

 .   reimbursement policies of government and third-party payors.

Virtually all of our product sales revenue to date has come from balsalazide. We expect that a significant portion of our potential revenue for the next few years will depend on regulatory approval of rifaximin and sales of both balsalazide and rifaximin. Even if balsalazide and rifaximin generate revenue and profits, our ability to increase revenue in the future will depend in part on our success in in-licensing or acquiring additional pharmaceutical products. Our license agreement with Alfa Wassermann provides that we may not promote, distribute or sell any antibiotic product that competes with rifaximin in the United States and Canada for a period of five years after the first commercial sale of rifaximin, thereby limiting our ability to acquire, develop or market other antibiotic products. We currently intend to in-license or acquire pharmaceutical products that have been developed beyond the initial discovery phase and for which late-stage human clinical data is already available or that have already received regulatory approval. These kinds of pharmaceutical products might not be available to us on attractive terms or at all. To the extent we acquire rights to additional products, we might incur significant additional expense in connection with the development and, if approved by the FDA, marketing of these products.

Our intellectual property rights might not afford us with meaningful protection. We cannot assure you that our intellectual property rights with respect to balsalazide and rifaximin will afford us with meaningful protection from competition. In addition, because our strategy is to in-license or acquire pharmaceutical products which typically have been discovered and initially researched by others, future products might have limited or no remaining patent protection due to the time elapsed since their discovery. The patents for the balsalazide composition of matter and method of treating ulcerative colitis with balsalazide expired in July 2001 in the United States. We have obtained patent extensions for the composition of balsalazide in Italy and the United Kingdom until July 2006. The

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

patents for the rifaximin composition of matter (also covering a process of making rifaximin and using rifaximin to treat gastrointestinal infectious diseases) expired in May 2001 in the United States and Canada. We believe we may be eligible for additional extensions of our patents relating to balsalazide and rifaximin of up to five years (including extensions of our expired patents based on patent term restoration procedures established in Europe and in the United States under the Waxman-Hatch Act for products that have received regulatory approval). However, these extensions might not be granted. We have filed applications for patents for additional indications using balsalazide and related chemical substances, but we might not be issued any new patents. Competitors could also design around any of our intellectual property or otherwise design competitive products that do not infringe our intellectual property.

In 2000, the FDA granted us five years of new chemical entity data exclusivity for balsalazide. This means that during the period of exclusivity other companies cannot use our data to support approval of a competitive version of balsalazide and must conduct new clinical trials to support any application seeking approval of a competing drug. This may have the effect of excluding others from marketing balsalazide in the United States until July 2005. We intend to request similar exclusivity for rifaximin, although the FDA might not grant our request.

We acquired our rights to balsalazide and rifaximin under license agreements with Biorex and Alfa Wassermann, respectively. If either Biorex or Alfa Wassermann terminates its license agreement with us, we would have no further rights to use their intellectual property to manufacture and market balsalazide or rifaximin, as the case may be, which would have a material adverse effect on our future prospects. Our rights under these licenses are subject to early termination by Biorex or Alfa Wassermann, as the case may be, upon material breach by us or our bankruptcy or insolvency. Our licenses for balsalazide and rifaximin provide that our royalty obligations extend beyond the expiration date of the underlying patents, which could limit our ability to profitably sell those products if a generic version were introduced. In addition, the patent rights licensed under the license will not provide us with exclusivity as to the treatment of any particular illness. It may be the case that another branded or generic manufacturer may be able to lawfully compete with us. Under existing United States patent law, in some cases a license arrangement providing for payment of royalties beyond the expiration date of the underlying patents could render portions of the license arrangement or the underlying patents unenforceable. We cannot assure you that these provisions in our license agreements would not render portions of the agreements or the underlying patents unenforceable.

We also rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, through confidentiality agreements with our collaborative partners, employees and consultants. These agreements might be breached and we might not have adequate remedies for any breach. In addition, our trade secrets and proprietary know-how might otherwise become known or be independently developed by others.

Any litigation that we may become involved in order to enforce intellectual property rights could result in substantial cost to us. In addition, our intellectual property rights might not provide us with any meaningful competitive protection.

Claims by others that we infringe their intellectual property could be costly to us.
Our patent or other proprietary rights related to our products might conflict with the current or future intellectual property rights of others. Because we have launched our first product in the United States, and are developing one other compound, intellectual property claims could be particularly damaging to our business. Litigation or patent interference proceedings, either of which could result in substantial cost

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

to us, might be necessary to defend any patents to which we have rights and our other proprietary rights or to determine the scope and validity of other parties' proprietary rights. The defense of patent and intellectual property claims are both costly and time-consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our product. We might not be able to obtain a license to any third-party technology that we require to conduct our business, or, if obtainable, that technology might not be available at a reasonable cost.

We could be exposed to significant product liability claims that could prevent or interfere with our product commercialization efforts.
We might be subjected to product liability claims that arise through the testing, manufacturing, marketing and sale of our products. These claims could expose us to significant liabilities that could prevent or interfere with our product commercialization efforts. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we currently maintain liability coverage for both clinical trials and the commercialization of our products, it is possible that this coverage will be insufficient to satisfy any liabilities that may arise. In the future we might not be able to obtain adequate coverage at an acceptable cost or we might be unable to obtain adequate coverage at all.

Intense competition might render our products noncompetitive or obsolete. Competition in our business is intense and characterized by extensive research efforts and rapid technological progress. Technological developments by competitors, earlier regulatory approval for marketing competitive products, or superior marketing capabilities possessed by competitors could adversely affect the commercial potential of our products and could have a material adverse effect on our revenue and results of operations. We believe that there are numerous pharmaceutical and biotechnology companies, including large well-known pharmaceutical companies, as well as academic research groups throughout the world, engaged in research and development efforts with respect to pharmaceutical products targeted at gastrointestinal diseases and conditions addressed by our current and potential products. In particular, we are aware of products in research or development by competitors that address the diseases being targeted by our products. Developments by others might render our current and potential products obsolete or non-competitive. Competitors might be able to complete the development and regulatory approval process sooner and, therefore, market their products earlier than us. Many of our competitors have substantially greater financial, marketing and personnel resources and development capabilities than we do. For example, many large, well capitalized companies already offer products in the United States and Europe that target the indications for balsalazide, including mesalamine (GlaxoSmithKline plc, Dr. Falk Pharma GmbH, Axcan Pharma, Inc., Solvay S.A., The Procter & Gamble Company and Shire Pharmaceuticals Group plc), sulfasalazine (Pharmacia & Upjohn, Inc.), and olsalazine (Pharmacia & Upjohn, Inc.). Asacol, marketed by Proctor & Gamble, is currently the most prescribed product for the treatment of ulcerative colitis in the United States. The most frequently prescribed product for treatment of travelers' diarrhea in the United States currently is ciprofloxacin, commonly known as "cipro."

If third-party payors do not provide coverage or reimburse patients for our products, our ability to derive revenues will suffer.
Our success will depend in part on the extent to which government and health administration authorities, private health insurers and other third-party payors will pay for our products. Reimbursement for newly approved healthcare products is uncertain. In the United States and elsewhere, third-party payors, such as Medicare, are increasingly challenging the prices charged for medical products and services. Government and other third-party payors are increasingly attempting to contain

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12

--------------------------------------------------------------------------------

healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the United States, a number of legislative and regulatory proposals aimed at changing the healthcare system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on pharmaceutical pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts, including those relating to Medicare payments, might have on our business, the announcement and/or adoption of such proposals or efforts could increase our costs and reduce or eliminate profit margins. Third party insurance coverage might not be available to patients for our products. If government and other third party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products might be reduced.

Our limited sales and marketing experience could limit our revenue.
We have limited experience in marketing and selling our products either directly or through our relationships with licensees, which could materially and adversely impact our ability to generate significant revenue. We hired our first 30 sales representatives in late 2000 and hired approximately 30 more during 2001 for the purpose of achieving direct sales of Colazal, rifaximin and other future products in the United States. Many of our competitors have considerably more experience marketing to gastroenterologists than we do, and longer physician relationships than ours. Our marketing and direct sales efforts might not be successful.

We do not receive product royalties from sales of balsalazide outside the United States under our current distribution relationships; and other distribution relationships for products outside the United States might not be available to us or, if entered into, might not be successful.
Our strategy for the sale of our products outside the United States is to enter into distribution relationships. As a result, we expect that any revenue relating to foreign sales of our products will depend on relationships with third parties. We do not expect significant future revenue from our existing distribution relationships for balsalazide with Menarini and Shire. Our license agreements with Shire and Menarini entitle us to milestone payments, but not royalties from sales of balsalazide by Shire and Menarini. The remaining milestone payments relate to approvals of balsalazide for marketing in certain European countries where balsalazide currently is not approved. The additional milestones might not be obtained and the decision to seek approval in these countries is not within our control. While we are entitled to additional royalties on the sale of bulk product to Menarini, we do not expect any additional bulk sales for at least two years because of Menarini's current supply surplus. There are no specific financial thresholds that Shire must achieve to maintain its exclusivity. In addition, although Menarini has agreed to use its best endeavors to promote, market and sell balsalazide in its exclusive markets, there are no specified financial thresholds that Menarini must achieve to maintain its exclusivity. The Shire agreement and the Menarini agreement currently have no set expiration dates. Upon the expiration or termination of these agreements, we might not be able to negotiate new distribution arrangements for balsalazide and any new arrangements might not be successful.

We might not be able to negotiate acceptable distribution arrangements for Lumenax or any other future product outside the United States. Any future distribution arrangements might not be successful or might be terminated by the other party. The amount and timing of resources to be devoted to distribution of our products outside the United States in most instances will not be within our control.


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                                                                             13

Risk factors
--------------------------------------------------------------------------------

We are dependent on third parties to manufacture our products.
We have limited experience and capabilities in manufacturing of pharmaceutical products. We do not generally expect to engage directly in the manufacturing of products, but instead contract with others for these services. Our manufacturing strategy presents the following risks:

 .   the manufacture of our products might be difficult to scale-up when large scale production is required and subject to delays, inefficiencies and poor or low yields of quality products;

 .   some of our contracts contain purchase commitments that require us to make minimum purchases that might exceed our needs or limit our ability to negotiate with other manufacturers, which might increase our costs;

 .   the cost of manufacturing certain of our products might make them prohibitively expensive;

 .   delays in scale-up to commercial quantities and any change in manufacturers could delay clinical studies, regulatory submissions and commercialization of our products;

 .   manufacturers of our products are subject to the FDA's cGMP regulations and similar foreign standards, and we do not have control over compliance with these regulations by the third-party manufacturers; and

 .   if we need to change manufacturers, FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of our products.

We contract with Diosynth Limited and OmniChem s.a. for the manufacture of balsalazide. If our supply of balsalazide were interrupted, we could be materially adversely affected until we could make alternative arrangements for supply. While we believe alternative suppliers could be identified, it could take significant time for any alternate supplier to scale-up its manufacturing of balsalazide. In addition, balsalazide might not be available from an alternate supplier at a favorable price.

If we make any acquisitions, we will incur a variety of costs and might never successfully integrate the acquired product or business into ours.
We might attempt to acquire products or businesses that we believe are a strategic complement to our business model. We might encounter operating difficulties and expenditures relating to integrating an acquired product or business. These acquisitions might require significant management attention that would otherwise be available for ongoing development of our business. In addition, we might never realize the anticipated benefits of any acquisition. We might also make dilutive issuances of equity securities, incur debt or experience a decrease in cash available for our operations, or incur contingent liabilities and/or amortization expenses relating to goodwill and other intangible assets, in connection with any future acquisitions.

Failure to manage our growth could increase our expenses faster than our revenue.
We have experienced significant growth in the number of our employees and the scope of our operations. In support of the January 2001 launch of Colazal in the United States, our number of employees has increased from approximately 15 on September 30, 2000 to approximately 110 on December 31, 2001. This growth and expansion placed a significant strain on our management and operations. For example, in mid-2001 we reorganized and doubled the size of our sales force, which contributed to a temporary slowdown in the growth of our sales. Our continued growth might place further strains on our management and operations. Our ability to manage growth effectively will depend upon our ability to broaden our management team and our ability to attract, hire, and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve

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14

Risk factors
--------------------------------------------------------------------------------

our operational, management information and financial control systems and to expand, train and manage our employee base.

Our results of operations have fluctuated significantly from period to period, and a failure to meet the expectations of investors or the financial community at large could result in a decline in our stock price.
Our results of operations might fluctuate significantly on a quarterly and annual basis due to, among other factors:

 .   the timing of any up-front payments that we might be required to pay in connection with any future acquisition of product rights;

 .   the timing of milestone payments that we might be required to pay to our current or future licensors;

 .   fluctuations in our research and development and other costs in connection with ongoing product development programs;

 .   the timing of regulatory approvals and product launches;

 .   the level of marketing and other expenses required in connection with product launches and ongoing product growth;

 .   the level of revenue generated by commercialized products;

 .   the timing of the acquisition and integration of businesses, assets, products and technologies; and

 .   general and industry-specific business and economic conditions.

Any adverse fluctuations in our results of operations, or failure to meet analyst or investor expectations, could cause our stock price to decline.

Our actual financial results might vary from those anticipated by us.
Our actual financial results might vary from those anticipated by us, and these variations could be material. Our 2001 earnings release, which is incorporated by reference in this prospectus, contained our forecasted revenues for 2002. This forecast reflects numerous assumptions concerning our anticipated future performance and with respect to the prevailing market and economic conditions which are beyond our control and which might not turn out to have been correct. Although we believe that the assumptions underlying the projections are reasonable, actual results could be materially different. Our revenues and expenses are subject to numerous risks and uncertainties, including those identified throughout these "Risk factors" and elsewhere in this prospectus and the documents incorporated by reference.

RISKS RELATED TO OWNING OUR STOCK

Our stock price is volatile, which makes investing in our common stock risky. Our stock price has been extremely volatile and might continue to be, making an investment in our company risky. Between February 26, 2001, when our common stock started trading on the Nasdaq National Market, and February 11, 2002, the price of a share of our common stock varied from $9.15 to $25.23. Between November 20, 2000, when our common stock started trading on the Nasdaq SmallCap Market, and February 23, 2001, the price of a share of our common stock varied from $5.75 to $15.50. In the last 12 months that our common stock was traded on the Toronto Stock Exchange, ending November 24, 2000, the price per share dropped as low as $0.18 Canadian. Trading volume in our common stock has been low.


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                                                                             15

Risk factors
--------------------------------------------------------------------------------

The securities markets have experienced significant price and volume fluctuations unrelated to the performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have in the past and can in the future be expected to be especially volatile. Announcements of prescription trends, technological innovations or new products by us or our competitors, developments or disputes concerning proprietary rights, publicity regarding actual or potential medical results relating to products under development by us or our competitors, regulatory developments in both the United States and other countries, public concern as to the safety of pharmaceutical products, and economic and other external factors, as well as period-to-period fluctuations in our financial results, might have a significant impact on the market price of our common stock.

Investors in this offering will experience immediate and substantial dilution. The public offering price of our common stock is expected to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of common stock from the price per share that you pay for the common stock. For more details, see "Dilution." If the holders of outstanding options or warrants exercise those options or warrants at prices below the public offering price, you will incur further dilution.

We will have broad discretion concerning the use of the proceeds of this offering and our results of operations might suffer if the proceeds are not applied effectively.
We will retain broad discretion over the use of proceeds from this offering. You might not agree with how we spend the proceeds, and our use of the proceeds might not yield a significant return or any return at all. See "Use of Proceeds" for a description of our current plans for using the proceeds from this offering. Because of the number and variability of factors that determine our use of proceeds from this offering, our ultimate use of the proceeds might vary substantially from our currently planned uses. If we do not apply the proceeds effectively, our results of operations could suffer.

A substantial number of our shares are eligible for future sale and the sale of our shares into the market might negatively affect our stock price.
Our stock price may be depressed by future sales of our shares or the perception that such sales may occur. We had 16,713,544 shares outstanding as of February 8, 2002. Of these shares, 3,440,971 shares were owned by our officers and directors, or their affiliates, and are considered restricted shares. In addition, we sold a total of 4,220,000 shares of our common stock in private placements in November 2000 and May 2001. Because we sold these shares in private placements they also are considered restricted shares. However, we registered all of these shares with the SEC for resale, and, as a result, they may be sold at any time, subject to some limitations. Sales of substantial amounts of our common stock in the public market by these holders might lower our common stock's market price. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock.

Antitakeover provisions could discourage a takeover that you consider to be in your best interest or prevent the removal of our current directors and management.
We have adopted a number of provisions that could have antitakeover effects or prevent the removal of our current directors and management. We have adopted a stockholder protection rights plan, commonly referred to as a poison pill. The rights plan is intended to deter an attempt to acquire Salix in a manner or on terms not approved by the Board of Directors. The rights plan will not prevent an acquisition that is approved by the Board of Directors. Our charter authorizes the Board of Directors to determine the terms of up to 5,000,000 shares of undesignated preferred stock and issue them without stockholder

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16

--------------------------------------------------------------------------------

approval. The issuance of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, voting control of Salix in order to remove our current directors and management. Our bylaws also eliminate the ability of the stockholders to act by written consent without a meeting, which could hinder the ability of stockholders to quickly take action that might be opposed by management. These provisions could make more difficult the removal of our current directors and management or a takeover of Salix, even if these events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our common stock.

The September 11, 2001 terrorist attacks on the United States might have unpredictable adverse effects on global economic conditions, the financial markets and our business and results of operations.
The September 11, 2001 terrorist attacks on the World Trade Center in New York and the Pentagon in Washington, D.C., have caused uncertainty and volatility in the U.S. and international economies and financial markets, and coincided with an overall weakening of economic conditions. In addition, there might be further terrorist attacks against the United States or U.S. businesses operating abroad. We cannot predict what effect these events, including the retaliatory measures that have been taken, and those that might be taken in the future, might have on global economic conditions, the financial markets, or on our business and results of operations.


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                                                                             17

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Special note regarding forward-looking statements

Some of the statements contained in this prospectus and in documents we incorporate by reference discuss our plans and strategies for our business and are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "might," "intends" and similar expressions are meant to identify these statements as forward-looking statements, but they are not the exclusive means of identifying them. The forward-looking statements in this prospectus and in documents we incorporate by reference reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed or implied by these statements, including:

 .   The success or failure of our efforts to implement our business strategy;

 .   Our ability to manage rapid growth;

 .   Our limited sales and marketing experience;

 .   The high cost and uncertainties relating to clinical trials;

 .   The unpredictability of the duration and results of regulatory review;

 .   Our dependence on balsalazide and rifaximin, and the uncertainty of market acceptance of those products; and

 .   The other factors discussed in the "Risk Factors" section and elsewhere in this prospectus and the documents incorporated by reference.

In evaluating these forward-looking statements, you should specifically consider the risks described above and in other parts of this prospectus, including the "Risk Factors" section, and in the documents we incorporate by reference. These factors might cause our actual results to differ materially from those discussed in this prospectus and in documents we incorporate by reference.

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18

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Use of proceeds

We estimate that the net proceeds from the sale of 4,000,000 shares of common stock in this offering will be approximately $65.0 million, assuming a public offering price of $17.40 per share, and after deduction of the underwriting discount and our other estimated expenses in connection with the offering. If the underwriters fully exercise their over-allotment option, we estimate that the net proceeds from the sale of the shares in this offering will be approximately $75.0 million.

We intend to use the net proceeds of this offering for the potential acquisition of additional products; marketing and, if necessary, development of these products; the development and commercialization of our second product, Lumenax, as a treatment for travelers' diarrhea; the development and commercialization of new indications for both Colazal and Lumenax; general corporate purposes; and working capital.

The timing and amount of our actual expenditures are subject to change and will be based on many factors, including:

 .   our ability to identify and negotiate arrangements to in-license or otherwise acquire rights to new drugs;

 .   the time and cost necessary to obtain regulatory approvals;

 .   the time and cost necessary to respond to technological and market developments; and

 .   any changes made or new developments in our existing collaborative, licensing and other commercial relationships or any new collaborative, licensing and other commercial relationships that we might establish.

We have discussions from time to time regarding potential acquisitions and licensing opportunities. We might use a portion of the net proceeds for this purpose although we currently have no material agreements or commitments of this kind. We reserve the right, at the sole discretion of our Board of Directors, to reallocate our use of proceeds in response to these and other factors. Until we use the net proceeds of this offering, we intend to invest the funds in interest-bearing securities.

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                                                                             19

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Market price of common stock

Prior to November 20, 2000, our common stock traded solely on The Toronto Stock Exchange under the symbol "SLX". On November 20, 2000, our common stock began trading on the Nasdaq SmallCap Market under the symbol "SLXP" quoted in United Sates dollars. On November 24, 2000, we de-listed our common stock from The Toronto Stock Exchange and began trading our common stock on the Nasdaq SmallCap Market exclusively. On February 26, 2001, we began trading on the Nasdaq National Market. The following table sets forth the high and low sales prices of our common stock, as reported on The Toronto Stock Exchange, the Nasdaq SmallCap Market, and the Nasdaq National Market.

                                              Shares Traded    Shares Traded
                                               Under Symbol     Under Symbol
                                                  "SLX"            "SLXP"
                                            ------------------ --------------
                                               High      Low    High    Low
  ---------------------------------------------------------------------------
                                            (Canadian dollars) (U.S. dollars)
  Fiscal year ended December 31, 2000
  First quarter............................ $ 3.60     $0.60
  Second quarter...........................   2.60      1.00
  Third quarter............................  11.00      2.30
  Fourth quarter...........................  17.75      8.40   $12.00  $ 5.75
  Fiscal year ended December 31, 2001
  First quarter............................                    $15.50  $ 8.50
  Second quarter...........................                     25.23   13.75
  Third quarter............................                     24.95    9.15
  Fourth quarter...........................                     22.50   12.36
  Fiscal year ending December 31, 2002
  First quarter (through February 11, 2002)                    $20.35  $16.15

On February 11, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $17.26 per share. As of February 8, 2002, there were approximately 3,500 stockholders of record of our common stock.

We have never paid a cash dividend on our common stock, and do not expect to do so in the foreseeable future.

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20

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Capitalization

The following table sets forth our capitalization at December 31, 2001 on an actual basis and on an as adjusted basis, after giving effect to the issuance and sale of 4,000,000 shares of common stock in this offering at an assumed public offering price of $17.40 per share, less the underwriting discount and estimated offering expenses payable by us.

                                                                                  At December 31, 2001
                                                                                  --------------------
                                                                                                As
                                                                                   Actual    Adjusted
------------------------------------------------------------------------------------------------------
                                                                                     (in thousands)
Cash and cash equivalents........................................................  $ 27,868  $ 92,842
                                                                                   ========  ========
Stockholders' equity:
 Preferred stock, par value $0.001; 5,000,000 shares authorized, no shares issued
   or outstanding................................................................        --        --
Common stock, par value $0.001; 40,000,000 shares authorized; 16,708,681 shares issued and outstanding, actual, and 20,708,681 shares issued and
  outstanding, as adjusted.......................................................        17        21
Additional paid in capital.......................................................    73,461   138,431
Accumulated deficit..............................................................   (45,884)  (45,884)
                                                                                   --------  --------
   Total stockholders' equity....................................................    27,594    92,568
                                                                                   --------  --------
     Total liabilities and stockholders' equity..................................  $ 38,590  $103,564
                                                                                   ========  ========

The number of shares of our common stock in the actual and as adjusted columns in the table above excludes:

 .   16,667 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $3.00 per share;

 .   2,165,466 shares of our common stock issuable upon exercise of outstanding options issued under our stock option plans at a weighted average exercise price of $8.41 per share at December 31, 2001; and

 .   an additional 987,823 shares of common stock available for future issuance under our stock option plans at December 31, 2001.

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                                                                             21

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Dilution

Our net tangible book value on December 31, 2001 was $27.6 million, or approximately $1.65 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares of common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 4,000,000 shares of our common stock in this offering at an assumed public offering price of $17.40 per share and after deducting the underwriting discount and our estimated offering expenses, our net tangible book value as of December 31, 2001 would have been $5.53 per share. This amount represents an immediate increase in net tangible book value of $3.88 per share to existing stockholders and an immediate dilution in net tangible book value of $11.87 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share.........................................       $17.40
   Net tangible book value per share as of December 31, 2001.................... $1.65
   Increase in net tangible book value per share attributable to this offering..  3.88
                                                                                 -----
Pro forma net tangible book value per share as of December 31, 2001 after giving
  effect to this offering.......................................................         5.53
                                                                                       ------
Dilution per share to new investors in this offering............................       $11.87
                                                                                       ======

This table:

 .   assumes no exercise of an outstanding warrant to purchase 16,667 shares of common stock at an exercise price of $3.00 per share;

 .   assumes no exercise of options to purchase 2,165,466 shares of common stock at a weighted average exercise price of $8.41 per share outstanding as of December 31, 2001.

To the extent that these options and warrants are exercised there will be further dilution to new investors.

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22

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Selected consolidated financial data

This section presents our selected consolidated financial data. You should carefully read the financial statements included in this prospectus, including the notes to these financial statements. The selected data in this section is not intended to replace the financial statements.

We derived the statement of operations data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 and balance sheet data as of December 31, 1997, 1998, 1999, 2000 and 2001 from audited financial statements. Historical results are not necessarily indicative of results that we may expect in the future.

                                                                     Year Ended December 31,
                                                       --------------------------------------------------
Consolidated Statements of Operations:                   1997       1998       1999      2000      2001
------------------------------------------------------------------------------------------------------
                                                       (U.S. dollars, in thousands, except per share data)
Revenues:
    Product revenue...................................  $    245   $    559  $    491  $  6,307  $ 14,129
    Revenues from collaborative agreements............     1,821      1,000     2,602     8,235     8,221
                                                        --------   --------  --------  --------  --------
       Total revenues.................................     2,066      1,559     3,093    14,542    22,350
Expenses:
    Cost of products sold.............................       827        926       878     2,287     3,495
    License fees and costs related to collaborative
     agreements.......................................       461         78       297     4,173     5,583
    Research and development..........................     3,516      5,967     4,787     3,844     6,629
    Selling, general and administrative...............     2,430      2,569     1,932     7,412    24,688
                                                        --------   --------  --------  --------  --------
       Total expenses.................................     7,234      9,540     7,894    17,716    40,395
                                                        --------   --------  --------  --------  --------
    Loss from operations..............................    (5,168)    (7,981)   (4,801)   (3,174)  (18,045)
    Interest, other income (expense), net.............       378        572       190       208       547
    Income taxes......................................        --         --        --        (9)       --
                                                        --------   --------  --------  --------  --------
    Net loss..........................................  $ (4,790)  $ (7,409) $ (4,611) $ (2,975) $(17,498)
                                                        ========   ========  ========  ========  ========
    Net loss per share, basic and diluted/(1)/........  $  (0.63)  $  (0.73) $  (0.45) $  (0.26) $  (1.13)
                                                        ========   ========  ========  ========  ========
    Shares used in computing net loss per
     share/(1)/.......................................     7,613     10,208    10,209    11,356    15,456
                                                        ========   ========  ========  ========  ========
                                                                         At December 31,
                                                       --------------------------------------------------
Consolidated Balance Sheet Data:                         1997       1998       1999      2000      2001
------------------------------------------------------------------------------------------------------
Cash and cash equivalents.............................  $ 15,173   $  2,763  $  2,402  $ 13,244  $ 27,868
Short-term investments................................        --      4,500        --        --        --
Working capital.......................................    13,884      6,553     2,013    12,408    26,308
Total assets..........................................    15,878      8,256     3,659    25,761    38,590
Accumulated deficit...................................   (13,391)   (20,800)  (25,411)  (28,386)  (45,884)
Stockholders' equity..................................    14,129      6,826     2,215    12,742    27,594

--------
(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of shares used in computing net loss per share.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

Overview

We are a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract. Our strategy is to identify and acquire rights to products that we believe have potential for near-term regulatory approval or are already approved; apply our regulatory, product development, and sales and marketing expertise to commercialize these products; and use our 60-person sales force focused on high-prescribing U.S. gastroenterologists to sell our products. We rely on distribution relationships with third parties to sell our products outside the United States.

We in-licensed rights to balsalazide disodium from Biorex Laboratories Limited in 1992. In 1993, we granted Astra AB an exclusive license to balsalazide disodium throughout the world, excluding Japan, Taiwan, Korea, Italy, Spain, Portugal and Greece. In 1999, Astra merged with Zeneca PLC, a British pharmaceutical company, to create AstraZeneca PLC. In December 1999, we signed an agreement with AstraZeneca under which the marketing and distribution rights for balsalazide disodium previously licensed by us to Astra would return to us. AstraZeneca returned all rights, intellectual property and information relating to balsalazide to us and future milestone payments from AstraZeneca were terminated.

In May 2000, we signed an agreement with Shire Pharmaceuticals Group plc under which Shire purchased from us the exclusive rights to balsalazide disodium for Austria, Belgium, Denmark, Finland, France, Germany, Iceland, Republic of Ireland, Luxembourg, Norway, The Netherlands, Switzerland, Sweden and the United Kingdom. Under the agreement, Shire agreed to pay us up to a total of approximately $24 million in cash and Shire stock, including approximately $12.1 million in up-front fees and up to $12 million upon the achievement of milestones. In accordance with our license agreement with Biorex, we shared and will continue to share a portion of the cash payments with Biorex. In addition, we delivered all of the Shire stock we received to Biorex. In May 2000, Shire paid us $9.6 million of cash and $2.5 million by way of the issuance of 160,546 Shire shares. In August 2000, Shire paid us $4.4 million in connection with the transfer to Shire of the United Kingdom product license for balsalazide.

In July 2000, the FDA approved Colazal for marketing in the United States for the treatment of mildly to moderately active ulcerative colitis. In December 2000, we established our own 30-member, direct sales force to market Colazal in the United States. This sales force has been increased to over 60 members as of December 31, 2001. Although the creation of an independent sales organization involved substantial costs, we believe that the financial returns from balsalazide and rifaximin and other future products, if acquired and approved, will be more favorable to us than those from the indirect sale of product through marketing partners.

In 1996, we in-licensed rights to our second drug, rifaximin, in the United States and Canada from Alfa Wassermann. In December 2001, we submitted an NDA to the FDA for rifaximin, which we intend to market in the United States under the trade name Lumenax, as a treatment for travelers' diarrhea. We believe there are opportunities to develop Lumenax for other indications, including bacterial overgrowth in the small intestine, antibiotic-associated and other forms of colitis, pouchitis, Crohn's disease, diverticular disease and hepatic encephalopathy, and we intend to pursue these opportunities as we

--------------------------------------------------------------------------------

Management's discussion and analysis of financial conditions and results of operations
--------------------------------------------------------------------------------

deem appropriate. If FDA approval is obtained, we intend to market Lumenax in the United States through our own direct sales force.

In November 2000, we raised approximately $13.1 million, net of offering expenses, through a private placement of 2.26 million shares of common stock. Also in November 2000, we listed and initiated trading of our securities on the Nasdaq SmallCap Market and subsequently ceased trading our securities on the Toronto Stock Exchange. In February 2001, we began trading our common stock on the Nasdaq National Market. In May 2001, we raised approximately $28.1 million, net of offering expenses, through a private placement of 1.96 million shares of common stock.

On December 31, 2001, we changed our place of incorporation from the British Virgin Islands to the state of Delaware.

Revenue Recognition

Product sales are recorded upon shipment of order and transfer of title. In December 2000, we made our first U.S. sales of Colazal to wholesalers. Product sales in 1999 were limited to sales made to one of our licensees.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," that, among other guidance, clarifies certain conditions to be met in order to recognize revenue. SAB 101 requires companies to recognize up-front non-refundable fees over the term of the related agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process. In fourth quarter 2000, we implemented SAB 101, which had no impact on prior years but did affect 2000. Accordingly, there was no cumulative effect of the adoption of SAB 101 as of January 1, 2000. However, as a result of the adoption of SAB 101, $8.7 million of the $11.7 million initial payment received from Shire and previously recognized as revenue during the second quarter of 2000 was deferred and was recognized as revenue ratably through the end of 2001. The other $3.0 million received from Shire was initially deferred and will continue to be recognized according to contract terms, for any future clinical studies for balsalazide conducted in order to gain approval in France, The Netherlands and Germany.

Due to the uniqueness of each of our licensing arrangements, we analyze each element of each contract, including milestone payments, to determine the appropriate revenue recognition. In accordance with SAB 101, we recognize revenue upon achievement of contractual milestones only when and to the extent we conclude that a separate earnings process has been culminated or the milestone is representative of the level of effort and progress toward completion of a long-term contract.

Valuation and Qualifying Accounts

Allowance for Uncollectible Accounts

To date, we have not experienced any material accounts receivable collection issues. However, based on a review of specific customer balances, industry experience and the current economic environment, we currently reserve 1% of our outstanding accounts receivable balance as an allowance for uncollectable accounts.

Allowance for Rebates and Coupons

Based on current contracts that allow for rebates and our estimate of revenue associated with those contracts, we currently reserve 4% of gross product revenues as an allowance for rebate charges, which at December 31, 2001 was $0.7 million. Based on the number of available coupons, the estimate of

--------------------------------------------------------------------------------

Management's discussion and analysis of financial conditions and results of operations
--------------------------------------------------------------------------------

redemption of available coupons and industry experience, we currently have reserved approximately $0.5 million as an allowance for coupon redemption.

RESULTS OF OPERATIONS

Years Ended December 31, 2001, 2000 and 1999

Revenues totaled $22.4 million, $14.5 million and $3.1 million for 2001, 2000 and 1999, respectively. Revenues for the year ended December 31, 2001 included product revenues of $14.1 million and revenues from collaborative agreements of $8.3 million, of which $5.5 million related to the agreement with Shire.

Revenues for the year ended December 31, 2000 included product revenues of $6.3 million and revenues from collaborative agreements of $8.2 million, of which $7.6 million related to the agreement with Shire.

Revenues for the year ended December 31, 1999 included product revenues of $0.5 million and revenues from collaborative agreements with Astra of $2.6 million, of which $2.0 million related to the completion of a clinical trial and the termination of our collaborative agreements with Astra and $0.5 million related to the launch of balsalazide in Sweden.

Product revenues during 2001 were higher than in 2000 due to the U.S. launch of Colazal in January 2001. Product revenues during 2000 were higher than in 1999 due to our initial U.S. sales of Colazal to distributors in December 2000 in advance of the launch of Colazal in January 2001. Product revenues in 1999 and 2000 were recorded net of credits to AstraZeneca for past research and development funding equal to 20% of invoiced sales.

Total costs and expenses were $40.4 million, $17.7 million and $7.9 million for 2001, 2000 and 1999, respectively. The substantial increase in 2001 was the result of the U.S. launch of Colazal in January 2001 and increased expenditures associated with expanding our commercialization infrastructure. The increase in total costs and expenses in 2000 from 1999 was primarily a result of higher licensing fees payable to Biorex as a result of our agreement with Shire and costs associated with the building of our sales and marketing infrastructure for the launch of Colazal in the United States.

We recognized cost of products sold of $3.5 million, $2.3 million and $0.9 million for 2001, 2000 and 1999, respectively. The increase in cost of products sold in 2001 was due to the U.S. launch of Colazal in January 2001. The significant increase in cost of products sold in 2000 relates to our preparation, beginning in December 2000, to launch Colazal in the United States. License fees and costs related to collaborative agreements of $5.6 million, $4.2 million and $0.3 million in 2001, 2000 and 1999, respectively, related primarily to payments made to Biorex and Alfa Wassermann under the terms of the respective license agreements. The increase in license fees and costs related to collaborative agreements in 2001 from 2000 was due to payments to Biorex, the licensor of balsalazide disodium, as a result of the Shire agreement and expenses related to supplying balsalazide to Menarini and Shire. The increase in license fees in 2000 from 1999 was due to payments to Biorex, as a result of the Shire agreement.

Research and development expense was $6.6 million, $3.8 million and $4.8 million for 2001, 2000 and 1999, respectively. The increase in research and development expenses in 2001 from 2000 was primarily due to costs associated with the preparation of the NDA for rifaximin as a treatment for travelers' diarrhea and the ongoing multi-center study for rifaximin as a treatment for hepatic encephalopathy. The decrease in research and development expenses in 2000 from 1999 was due primarily to reduced expenditures for balsalazide and the completion of the rifaximin clinical trial for infectious diarrhea.

--------------------------------------------------------------------------------

Management's discussion and analysis of financial conditions and results of operations
--------------------------------------------------------------------------------

We expect research and development costs to increase as we pursue additional indications for balsalazide and rifaximin and if and when we acquire new products.

Selling, general and administrative expenses were $24.7 million, $7.4 million and $1.9 million, for 2001, 2000 and 1999, respectively. The substantial increase in 2001 compared to 2000 was the result of the U.S. launch of Colazal in January 2001 and increased expenditures associated with expanding our commercialization infrastructure. The increase in 2000 compared to 1999 was primarily the result of expenditures associated with the building of our sales and marketing infrastructure for the U.S. launch of Colazal in January 2001.

Interest and other income (expenses), net was $0.5 million in 2001, $0.2 million in 2000 and $0.2 million in 1999. Interest income was significantly higher in 2001 than 2000 due to higher average cash balances resulting from the completion of private placements in November 2000 and May 2001.

We experienced net losses of $17.5 million in 2001, $3.0 million in 2000 and $4.6 million in 1999.

At December 31, 2001, we had a U.S. federal net operating loss carryforward of approximately $36.0 million related to our subsidiary, Salix Pharmaceuticals, Inc. This carryforward will expire on various dates beginning in 2004 through 2020 if not utilized. Utilization of the federal net operating loss and credit carryforwards might be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.

See Note 9 to our financial statements included in this prospectus for a presentation of our quarterly results of operations for the years ended December 31, 2001 and 2000.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed product development, operations and capital expenditures primarily from funding arrangements with collaborative partners and from public and private sales of equity securities. Cash used in our operations was $16.4 million in 2001, $2.5 million in 2000 and $4.8 million in 1999. Negative operating cash flows during 2001, 2000 and 1999 were caused primarily by operating losses. Our capital expenditures were $1.3 million in 2001, $0.2 million in 2000 and $17,000 in 1999, with the expenditures primarily attributable to the purchase of office furniture and equipment. The increase in 2001 from 2000 was primarily the result of the relocation of our corporate headquarters in April 2001, where we occupy approximately 26,000 square feet of office space under a lease extending to August 31, 2011.

As of December 31, 2001, we had approximately $27.9 million in cash and cash equivalents. As of December 31, 2000, we had approximately $13.2 million in cash and cash equivalents. The increase of $14.7 million was due to the completion of a private placement of 1.96 million shares of our common stock in May 2001 with net proceeds of approximately $28.1 million, the issuance of common stock upon the exercise of stock options and warrants in 2001 with net proceeds of approximately $4.2 million, offset by operating losses.

During the first quarter of 2001, we entered into a $7.0 million revolving working capital line of credit, with borrowing capacity of up to 85% of our eligible accounts receivable under 90 days old from the date of invoice. We had no outstanding balance under this line as of December 31, 2001. As of December 31, 2001, we had no long-term debt outstanding.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


As of December 31, 2001, we had non-cancelable purchase order commitments for inventory purchases of approximately $7.0 million. We anticipate significant expenditures in 2002 related to our continued sales, marketing, product launch and development efforts associated with Colazal and Lumenax. To the extent we acquire rights to additional products, we will incur additional expenditures.

We have sustained continuing operating losses and had an accumulated deficit of $45.9 million as of December 31, 2001. We expect to incur operating losses until product revenues reach a sufficient level to support ongoing operations. In addition, in the year ended December 31, 2001, we had negative cash flows from operations of approximately $16.4 million. We believe our cash and cash equivalent balances at December 31, 2001, plus the proceeds of this offering, should be sufficient to satisfy our cash requirements for the foreseeable future. However, our actual cash needs might vary materially from those now planned because of a number of factors, including our success selling products, the results of research and development activities, FDA and foreign regulatory processes, establishment of and change in relationships with strategic partners, technological advances by us and other pharmaceutical companies, the terms of our collaborative arrangements with strategic corporate partners, the status of competitive products and whether we acquire rights to additional products. We might seek additional debt or equity financing or both to fund our operations. If we increased our debt levels, we might be restricted in our ability to raise additional capital and might be subject to financial and restrictive covenants. If we issued additional equity, our stockholders could suffer dilution. We might also enter into additional collaborative arrangements with corporate partners that could provide us with additional funding in the form of equity, debt, licensing, milestone and/or royalty payments. We might not be able to enter into such arrangements or raise any additional funds on terms favorable to us or at all.

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28

--------------------------------------------------------------------------------

Management


The following table sets forth certain information concerning our directors and executive officers as of January 31, 2002:

      Name                          Age Position
      --------------------------------------------------------------------
      Robert P. Ruscher............ 41  President, Chief Executive Officer
                                        and Director
      Adam C. Derbyshire........... 36  Vice President, Finance and
                                        Administration and Chief
                                        Financial Officer
      Randy W. Hamilton............ 47  Executive Chairman of the Board
      Lorin K. Johnson, Ph.D....... 48  Senior Vice President and Chief
                                        Scientific Officer
      Carolyn J. Logan............. 52  Senior Vice President, Sales and
                                        Marketing
      Allen W. Mangel, M.D., Ph.D.. 49  Vice President, Research &
                                        Development
      R. Scott Sykes, M.D.......... 44  Vice President, Medical Affairs
                                        and Chief Medical Officer
      Joseph E. Tyler.............. 51  Vice President, Operations
      John F. Chappell /(1)/....... 65  Director
      Thomas W. D'Alonzo /(1)/..... 58  Director
      Richard A. Franco, R.Ph./(1)/ 60  Director

--------
(1) Member of Audit Committee and Compensation Committee.

Robert P. Ruscher joined Salix in April 1995 and has served as the President and Chief Executive Officer and as a member of the Board of Directors since November 1999. Prior to assuming his current position, Mr. Ruscher held various positions of increasing responsibilities within Salix, including Executive Vice President, Vice President of Business Development, Chief Financial Officer and Corporate Secretary. Before joining Salix, Mr. Ruscher practiced law, advising emerging growth pharmaceutical companies in licensing, corporate partnering, financing and general corporate matters with Wyrick Robbins Yates & Ponton from May 1994 to April 1995; with Venture Law Group, which he co-founded, from March 1993 to April 1994; and with Wilson Sonsini Goodrich & Rosati from June 1988 to February 1993. From July 1983 to July 1986, Mr. Ruscher was a Senior Accountant with Price Waterhouse in San Francisco, California, working with emerging growth technology companies. Mr. Ruscher is a Certified Public Accountant and received his J.D. with distinction from the Stanford University School of Law and his B.S. in Commerce (Business Administration) with distinction from the University of Virginia.

Adam C. Derbyshire has served as Chief Financial Officer and Vice President, Finance and Administration since June 2000. Prior to joining Salix, Mr. Derbyshire was Vice President, Corporate Controller and Secretary of Medco Research, Inc. from June 1999 to June 2000, Corporate Controller and Secretary of Medco from September 1995 to June 1999 and Assistant Controller of Medco from October 1993 to September 1995.

Randy W. Hamilton is one of the co-founders of Salix and has been its Chairman of the Board since inception. From inception through November 1999 he was also President and Chief Executive Officer. In 1998, Mr. Hamilton was named "Man of the Year" by the Crohn's and Colitis Foundation of America,

--------------------------------------------------------------------------------

Management
--------------------------------------------------------------------------------

Bay Area chapter. Prior to founding Salix, Mr. Hamilton was Business Development Manager for California Biotechnology, Inc., now Scios, Inc., responsible for licensing products to the Japanese pharmaceutical industry and for the commercial aspects of several of the company's development projects, including human lung surfactant, nasal drug delivery systems, genetic market diagnosis, and growth factors. Before joining California Biotechnology, Inc., Mr. Hamilton was Director of Strategic Planning and Business Development for SmithKline Diagnostics, then a division of SmithKline Beecham, where he also held positions in market research and marketing information services. Mr. Hamilton received his B.A. in Sociology from California State University, Long Beach.

Lorin K. Johnson, Ph.D. is one of the co-founders of Salix and has served as Chief Science Officer since 1993. Prior to co-founding Salix, Dr. Johnson served as Director of Scientific Operations at California Biotechnology, Inc., now Scios, Inc. Prior to joining California Biotechnology, Dr. Johnson was assistant Professor of Pathology at Stanford University Medical Center.

Carolyn J. Logan has served as Senior Vice President, Sales and Marketing since June 2000. Prior to joining Salix, Ms. Logan served as Vice President, Sales and Marketing of the Oclassen Dermatologics division of Watson Pharmaceuticals, Inc. from May 1997 to June 2000, and as Vice President, Sales from February 1997 to May 1997. Prior to that date, she served as Director, Sales of Oclassen Pharmaceuticals, Inc. from January 1993 to February 1997. Prior to joining Oclassen, Ms. Logan held various sales and marketing positions with Galderma Laboratories, Ulmer Pharmacal and Westwood Pharmaceuticals.

Allen W. Mangel, M.D., Ph.D. joined Salix in November 2001 with responsibility for the planning and execution of our product development efforts, including the evaluation of new product opportunities and the clinical development and regulatory approval of product candidates. Prior to joining Salix, Dr. Mangel was Worldwide Head of Gastroenterology Clinical Development for GlaxoSmithKline. He also held an Assistant Professor in Medicine position at Duke University Medical Center. Dr. Mangel holds an M.D. from the Georgetown University School of Medicine and a Ph.D. in physiology from the University of Illinois.

R. Scott Sykes, M.D. joined Salix in October 2001 with 18 years of industry experience. He is responsible for all medical affairs, including drug information services, product safety, and post-marketing surveillance. Dr. Sykes was previously employed by GlaxoSmithKline, where he served most recently as Vice President, North American Product Surveillance. Dr. Sykes holds an M.D. from the University of North Carolina School of Medicine.

Joseph E. Tyler joined Salix in April 2001 with over 25 years of manufacturing, process development and product development experience. Prior to joining Salix, Mr. Tyler was Vice President of Manufacturing for GelTex Pharmaceuticals. He also served as Director of Operations and European Operations with Stryker Biotech and in other roles with Abbott Biotech (formerly Damon Biotech) and Lederle Laboratories. Mr. Tyler received a B.S. in Chemical Engineering from Carnegie-Mellon University and a M.S. in Biochemical Engineering from Cornell University.

John F. Chappell has served as a member of the Board of Directors of Salix since December 1993 and as a member of its Audit and Compensation Committees since December 1994. From 1990 to 2000, he served as founder and Chairman of Plexus Ventures, which specializes in business development and strategic transactions for clients in the biotechnology, pharmaceutical and drug delivery industries. Prior to founding Plexus Ventures, Mr. Chappell served as Chairman, Worldwide Pharmaceuticals for SmithKline Beecham plc, where he was responsible for the multi-billion dollar ethical pharmaceutical business with 30,000 employees worldwide. During his 28 years at SmithKline Beecham, Mr. Chappell also headed the International Consumer Products (OTC) operations and the Corporate Development Center. He has served as a Director of SmithKline Beecham, the Pharmaceutical Manufacturers

--------------------------------------------------------------------------------

Management
--------------------------------------------------------------------------------

Association, now PhRMA, and the Industrial Biotechnology Association, now BIO. Additionally, Mr. Chappell has served as a director of a number of biotechnology companies including Aronex Pharmaceuticals, Neurex Corporation (now part of Elan) and Ribi ImmunoChem Research. Mr. Chappell holds a B.A. from Harvard University and attended the Wharton School of the University of Pennsylvania.

Thomas W. D'Alonzo joined the Board of Directors of Salix in May 2000 with over 17 years of pharmaceutical executive experience. From 1996 to 1999, Mr. D'Alonzo served as President and Chief Operating Officer of Pharmaceutical Product Development, Inc. ("PPD"), a publicly traded provider of research, development and consulting services in life and discovery sciences with over 3,000 employees worldwide. Before joining PPD, he served as President and Chief Executive Officer of GENVEC, Inc., a gene therapy biotechnology company, from 1993 to 1996. From 1983 to 1993, Mr. D'Alonzo held positions of increasing responsibility within Glaxo Inc., including President of Glaxo, Inc. Mr. D'Alonzo has served as a director of Goodmark Foods, PPD and Amarillo Biosciences, Inc., all publicly traded companies. Mr. D'Alonzo received his B.S. in Business Administration from the University of Delaware, and his law degree from the University of Denver College of Law.

Richard A. Franco, R.Ph. joined the Board of Directors of Salix in May 2000 with over 32 years of pharmaceutical executive and sales and marketing experience. Mr. Franco has served as Chairman, Chief Executive Officer and a founder of LipoMed, Inc., a provider of spectroscopic analysis for clinical diagnostics, since November 1997. From April 1996 to October 1997, he was President of the Richards Group, Ltd., a healthcare consulting firm. From April 1994 to April 1996, Mr. Franco served as President and Chief Executive Officer of Trimeris, Inc., a publicly traded biopharmaceutical company. Previously, Mr. Franco served as a corporate officer of Glaxo, Inc., first as Vice President and General Manager of Glaxo Dermatology and then as Vice President and General Manager of the Cerenex Division. Mr. Franco's other positions with Glaxo included Vice President of Commercial Development and Vice President of Marketing. Prior to joining Glaxo, Mr. Franco was with Eli Lilly and Company for 16 years. Mr. Franco is a director of Amarillo Biosciences. He received his pharmacy degree from St. John's University and attended Long Island University for his graduate work in pharmaceutical marketing and management.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, Wachovia Securities, Thomas Weisel Partners LLC, Leerink Swann & Company and SunTrust Capital Markets, Inc. are the representatives of the underwriters. UBS Warburg LLC and Wachovia Securities are joint book-running managers of this offering.

                                                      Number
                    Underwriters                   of shares
                    ----------------------------------------
                    UBS Warburg LLC...............
                    First Union Securities, Inc...
                    Thomas Weisel Partners LLC....
                    Leerink Swann & Company.......
                    SunTrust Capital Markets, Inc.
                                                   ---------
                              Total............... 4,000,000
                                                   =========

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to 600,000 shares from us at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 600,000 shares.

                             No Exercise of Full Exercise of
                             Over Allotment  Over Allotment
                                 Option          Option
                   -----------------------------------------
                   Per share              $                $
                    Total...              $                $

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be about $450,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up
to $       per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers
or dealers at a discount of up to $       per share from the public offering
price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We and each of our directors and executive officers have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock during the period

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32

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Underwriting
--------------------------------------------------------------------------------

from the date of this prospectus continuing through the date 90 days after the date of this prospectus, subject to certain permitted exceptions, without the prior written consent of UBS Warburg LLC.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions might include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they can purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there might be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters might stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock might be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

In addition, in connection with this offering certain of the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making might cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters are required to make in respect thereof.

Leerink Swann & Company has in the past engaged in investment banking transactions with us, for which we have paid them customary compensation. Prior to this offering, we have not engaged in any transactions with the other underwriters. In the ordinary course of their respective businesses, the

--------------------------------------------------------------------------------

Underwriting
--------------------------------------------------------------------------------

underwriters and certain of their affiliates may in the future engage in investment and commercial banking or other transactions with us, including the provision of certain advisory services and making loans to us.

First Union Securities, Inc., acting under the trade name of Wachovia Securities, is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries, including First Union Securities, Inc., under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a seller dealer in the distribution of the securities offered by this prospectus.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Where you can find more information

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports, proxy and information statements, and other information about us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We filed a registration statement with the SEC under the Securities Act of 1933 relating to this offering. The registration statement contains additional information about the offering, us and the common stock. The SEC allows us to omit certain information included in the registration statement from this prospectus. The registration statement may be inspected and copied at the SEC's public reference facilities described above. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract, agreement or other document filed as an exhibit to the registration statement or any incorporated document, each statement being qualified by this reference.

Incorporation of certain documents by reference

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (other than portions thereof not deemed "filed") and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to termination of this offering:

    1. Annual Report on Form 10-K for the year ended December 31, 2000;

    2. Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2001;

    3. Current Reports on Form 8-K filed on February 27, April 9, May 2, May 16, May 24, May 30, June 15, June 27, July 31, August 1, August 30, October 25, October 30, November 1, December 27, 2001, and January 2, January 30, February 5 and February 12, 2002;

    4. definitive proxy solicitation materials dated April 30, 2001; and

    5. the description of our stock contained in our registration statements filed pursuant to Section 12 of the Exchange Act, as amended from time to time.

  We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all information that has been

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference in those documents). Please direct inquiries to us at the following address:

                          Salix Pharmaceuticals, Ltd.
                              Investor Relations
                          8540 Colonnade Center Drive
                                   Suite 501
                         Raleigh, North Carolina 27615
                                (919) 862-1000

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superceded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supercedes or replaces such statement. Any statement so modified, superceded or replaced shall not be deemed, except as so modified, superceded or replaced, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

Legal matters

The legality of the shares of common stock to be issued in this offering will be passed upon for Salix by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Donald R. Reynolds, a partner at Wyrick Robbins, is married to an employee of ours who holds options to purchase 21,500 shares of Salix common stock. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000 as set forth in their report, which is incorporated by reference in this registration statement, and have also audited our consolidated financial statements and schedule for the year ended December 31, 2001, as set forth in their report, which is included in this prospectus. Our consolidated financial statements and schedules are incorporated by reference and included in this prospectus in reliance upon Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

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36

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------


Index to consolidated financial statements and schedule

                                                              PAGE
             -----------------------------------------------------
             AUDITED CONSOLIDATED FINANCIAL STATEMENTS
             Report of Independent Auditors..................  F-2
             Consolidated Balance Sheets.....................  F-3
             Consolidated Statements of Operations...........  F-4
             Consolidated Statements of Stockholders' Equity.  F-5
             Consolidated Statements of Cash Flows...........  F-6
             Notes to Consolidated Financial Statements......  F-7
             CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
             Schedule II--Valuation and Qualifying Accounts.. F-17

--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------


REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Salix Pharmaceuticals, Ltd.

We have audited the accompanying consolidated balance sheets of Salix Pharmaceuticals, Ltd. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule, Schedule II - Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salix Pharmaceuticals, Ltd. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
                                                   /s/ Ernst & Young LLP

Raleigh, North Carolina
February 5, 2002

--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

                                                                                           December 31,
                                                                                    --------------------------
                                                                                        2001          2000
--------------------------------------------------------------------------------------------------------------
                                                                                    (U.S. Dollars in Thousands
                                                                                       Except Share Amounts)
ASSETS
Current assets:
   Cash and cash equivalents.......................................................  $ 27,868      $ 13,244
   Accounts receivable.............................................................     2,378         6,156
   Inventory.......................................................................     6,274         2,819
   Prepaid and other current assets................................................       784         3,208
                                                                                        --------      --------
       Total current assets........................................................    37,304        25,427
Property and equipment, net........................................................     1,067           208
Other assets.......................................................................       219           126
                                                                                        --------      --------
Total assets.......................................................................  $ 38,590      $ 25,761
                                                                                        ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities........................................  $  8,094      $  4,532
   Deferred revenue................................................................     2,902         8,487
                                                                                        --------      --------
       Total current liabilities...................................................    10,996        13,019
Commitments........................................................................        --            --
Stockholders' equity:..............................................................
   Preferred stock, no par value; 5,000,000 shares authorized, issuable in series,
     none outstanding..............................................................        --            --
   Common stock, $0.001 par value; 40,000,000 shares authorized; 16,708,681 and 13,562,771 shares issued and outstanding at December 31, 2001 and
     2000, respectively............................................................        17            14
   Additional paid-in-capital......................................................    73,461        41,114
   Accumulated deficit.............................................................   (45,884)      (28,386)
                                                                                        --------      --------
       Total stockholders' equity..................................................    27,594        12,742
                                                                                        --------      --------
Total liabilities and stockholders' equity.........................................  $ 38,590      $ 25,761
                                                                                        ========      ========




The accompanying notes are an integral part of these consolidated financial statements.



--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 Year Ended December 31,
                                                               --------------------------
                                                                 2001     2000     1999
------------------------------------------------------------------------------------------
                                                               (U.S. Dollars in Thousands,
                                                                 Except Per Share Data)
Revenues:
   Product revenue............................................ $ 14,129  $ 6,307  $   491
   Revenue from collaborative agreements......................    8,221    8,235    2,602
                                                               --------  -------  -------
       Total revenues.........................................   22,350   14,542    3,093
Costs and expenses:...........................................
   Cost of products sold......................................    3,495    2,287      878
   License fees and costs related to collaborative agreements.    5,583    4,173      297
   Research and development...................................    6,629    3,844    4,787
   Selling, general and administrative........................   24,688    7,412    1,932
                                                               --------  -------  -------
       Total costs and expenses...............................   40,395   17,716    7,894
                                                               --------  -------  -------
Loss from operations..........................................  (18,045)  (3,174)  (4,801)
Interest, and other income (expense), net.....................      547      208      190
Income taxes..................................................       --       (9)      --
                                                               --------  -------  -------
       Net loss............................................... $(17,498) $(2,975) $(4,611)
                                                               ========  =======  =======
Net loss per share, basic and diluted......................... $  (1.13) $ (0.26) $ (0.45)
                                                               ========  =======  =======
Shares used in computing net loss per share, basic and diluted   15,456   11,356   10,209
                                                               ========  =======  =======


The accompanying notes are an integral part of these consolidated financial statements.



--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                         Common Stock
                                                     --------------------   Additional    Accumulated Stockholders'
                                                       Shares    Amount   Paid-in-capital   Deficit      Equity
                                                     ---------- --------- --------------- ----------- -------------
-----------------------------------------------------
                                                           (U.S. Dollars in Thousands, Except Share Amounts)

Balance at December 31, 1998........................ 10,208,838 $      10    $  27,616     $(20,800)    $  6,826
Net loss............................................         --        --           --       (4,611)      (4,611)
                                                     ---------- ---------    ---------     --------     --------
Balance at December 31, 1999........................ 10,208,838        10       27,616      (25,411)       2,215
   Issuance of common stock upon exercise of stock
    options.........................................    593,933         1          290           --          291
   Issuance of common stock in connection with the
    Company's private placement, net of issuance
    costs of $1,014.................................  2,760,000         3       13,208           --       13,211
Net loss............................................         --        --           --       (2,975)      (2,975)
                                                     ---------- ---------    ---------     --------     --------
Balance at December 31, 2000........................ 13,562,771        14       41,114      (28,386)      12,742
   Issuance of common stock upon exercise of stock
    options and warrants............................  1,185,910         1        4,229           --        4,230
   Issuance of common stock in connection with the
    Company's private placement, net of issuance
    costs of $1,281.................................  1,960,000         2       28,118           --       28,120
Net loss............................................         --        --           --      (17,498)     (17,498)
                                                     ---------- ---------    ---------     --------     --------
Balance at December 31, 2001........................ 16,708,681 $      17    $  73,461     $(45,884)    $ 27,594
                                                     ========== =========    =========     ========     ========


The accompanying notes are an integral part of these consolidated financial statements.



--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Year Ended December 31,
                                                                ----------------------------
                                                                    2001      2000      1999
---------------------------------------------------------------------------------------------
                                                                 (U.S. Dollars in Thousands)
Cash Flows from Operating Activities
 Net loss...................................................... $(17,498)  $(2,975)  $(4,611)
   Adjustments to reconcile net loss to cash used in operating activities:
     Depreciation and amortization.............................      223       120        88
     Loss on disposal of fixed asset...........................       21        13        --
   Changes in assets and liabilities:
     Accounts receivable.......................................    3,778    (5,869)     (287)
     Inventory and other assets................................     (905)   (5,334)      (48)
     Accounts payable and accrued liabilities..................    3,562     3,088        14
     Deferred revenue..........................................   (5,585)    8,487        --
                                                                --------  --------  --------
Net cash used in operating activities..........................  (16,404)   (2,470)   (4,844)
Cash Flows from Investing Activities
   Sale and maturity of short-term investments.................       --        --     4,500
   Purchases of property and equipment.........................   (1,107)     (190)      (17)
   Proceeds from the disposal of property and equipment........        4        --        --
   Purchase of other assets....................................     (219)       --        --
                                                                --------  --------  --------
Net cash (used in) provided by investing activities............   (1,322)     (190)    4,483
Cash Flows from Financing Activities
   Proceeds from issuance of common stock......................   32,350    13,502        --
                                                                --------  --------  --------
Net cash provided by financing activities......................   32,350    13,502        --
                                                                --------  --------  --------
Net increase (decrease) in cash and cash equivalents...........   14,624    10,842      (361)
Cash and cash equivalents at beginning of year.................   13,244     2,402     2,763
                                                                --------  --------  --------
Cash and cash equivalents at end of year....................... $ 27,868   $13,244   $ 2,402
                                                                ========  ========  ========


The accompanying notes are an integral part of these consolidated financial statements.



--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION AND BASIS OF PRESENTATION

Salix Pharmaceuticals, Ltd., formerly Salix Holdings, Ltd. ("Salix" or the "Company"), became a Delaware corporation on December 31, 2001 pursuant to a reorganization and continuation of the Company as a domestic entity (the "Reorganization"). The Company was originally incorporated in the British Virgin Islands in December 1993 for the purpose of acquiring all of the outstanding capital stock of Salix Pharmaceuticals, Inc., a California corporation ("Salix Inc."), and Glycyx Pharmaceuticals, Ltd., a Bermuda corporation ("Glycyx"). Salix Inc. was incorporated in California in 1989 and Glycyx was incorporated in Bermuda in 1992. Salix and Glycyx had identical stockholder ownership interests in the period from the inception of Glycyx through March 1994. In March 1994, Salix Pharmaceuticals, Ltd. entered into an agreement with the stockholders of Salix Inc. and Glycyx, whereby it issued shares in exchange for the stockholders' interests in Salix Inc. and Glycyx. As a result of the exchange, Salix Inc. and Glycyx became wholly owned subsidiaries of the Company. Glycyx was reorganized and continued as a Delaware corporation effective December 19, 2001 in connection with the Reorganization.

These statements are stated in United States dollars and are prepared under accounting principles generally accepted in the United States. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

The Company has sustained continuing operating losses and had an accumulated deficit of $45.9 million as of December 31, 2001. The Company expects to incur operating losses until product revenues reach a sufficient level to support ongoing operations. In addition, in the year ended December 31, 2001, the Company had negative cash flows from operations of approximately $16.4 million and its remaining cash balances were approximately $27.9 million. The Company believes that its cash and cash equivalent balances at December 31, 2001, plus the proceeds of its proposed public offering announced in the first quarter of 2002, should be sufficient to satisfy the cash requirements for the foreseeable future. However, the Company's actual cash requirements might vary materially from those now planned because of a number of factors, including its success selling products, the results of research and development activities, FDA and foreign regulatory processes, establishment of and change in relationships with strategic partners, technological advances by the Company and other pharmaceutical companies, the terms of the Company's collaborative arrangements with strategic partners, the status of competitive products, and whether it acquires rights to additional products. The Company might seek additional debt or equity financing or both to fund it operations. The Company might also enter into additional collaborative arrangements with corporate partners that could provide the Company with additional funding in the form of equity, debt, licensing, milestone and/or royalty payments. The Company might not be able to enter into such arrangements or raise any additional funds on terms favorable to the Company.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition
Product sales are recorded upon shipment of order and transfer of title. In December 2000, the Company made its first U.S. sales of Colazal(TM) to wholesalers.

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which among other guidance clarifies certain conditions to be met in order to recognize revenue. SAB 101 requires companies to recognize certain up-front non-refundable fees over the term of the related agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process. In the fourth quarter of 2000, Salix implemented SAB 101. As a result of the adoption of SAB 101, $8.7 million of the $11.7 million initial payment received and recognized in full during the second quarter of 2000 from Shire Pharmaceuticals Group plc was deferred and recognized as revenue ratably through the end of 2001. The adoption of SAB 101 had no effect on revenues recognized in prior years and, therefore, there is no cumulative effect adjustment as of the beginning of 2000.

Due to the uniqueness of each of its licensing arrangements, Salix analyzes each element of each contract, including milestone payments, to determine the appropriate revenue recognition. In accordance with SAB 101, Salix recognizes revenue upon achievement of contractual milestones only when and to the extent Salix concludes that a separate earnings process has been culminated or the milestone is representative of the level of effort and progress toward completion of a long-term contract.

Research and Development
Research and development costs, both internal and externally contracted, are expensed as incurred. These costs include direct expenditures for goods and services, as well as indirect expenditures such as salaries, administrative expenses and various allocated costs.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities from date of purchase of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in several different instruments with various banks and brokerage houses. This diversification of risk is consistent with Company policy to maintain liquidity and ensure the safety of principal.

Property and Equipment
Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets, generally three to five years, using the straight-line method. Property and equipment consisted of the following at December 31 (in thousands):

                                                   2001  2000
                  -------------------------------------------
                  Cost:
                       Furniture and equipment... $  925 $193
                       Computer equipment........    720  377
                       Laboratory equipment......    105  105
                                                  ------ ----
                                                   1,750  675
                  Accumulated depreciation:
                       Furniture and equipment...    243  143
                       Computer equipment........    335  219
                       Laboratory equipment......    105  105
                                                  ------ ----
                                                     683  467
                                                  ------ ----
                  Net property and equipment..... $1,067 $208
                                                  ====== ====

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Inventories
Raw materials, work-in-process and finished goods inventories are stated at the lower of cost (which approximates actual cost on a first-in, first-out cost method) or market value. At December 31, 2001, inventories were comprised of $3.6 million of raw material and $2.7 million of finished goods. At December 31, 2000, inventories were comprised of $2.8 million of raw material and $0.02 million of finished goods.

Asset Impairment
The Company periodically reviews the value of its long-lived assets to determine if an impairment has occurred. In accordance with Financial Accounting Standards Board Statement of Financial Standards No. 121, "Accounting for Long-Lived Assets and Long-Lived Assets to be Disposed Of", if this review indicates that the assets will not be recoverable, as determined based on an analysis of undiscounted cash flows over the remaining amortization period, the Company would reduce the carrying value of its long-lived assets accordingly.

Advertising Costs
Advertising costs are charged to expense as incurred. Advertising expenses were approximately $200,000 and $90,000 for 2001 and 2000, respectively. The Company incurred no advertising costs in 1999.

Foreign Currency Translation
The functional currency for the Company is the United States dollar. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. The gains and losses resulting from the changes in exchange rates from year to year have been immaterial. The effect on the consolidated statements of operations of transaction gains and losses is insignificant for all years presented.

Stock-Based Compensation
The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

Net Loss Per Common Share
In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," basic and diluted net loss per common share have been computed using the weighted-average number of common shares outstanding during each year. Common equivalent shares related to outstanding options and warrants are excluded from the computation as their effect is anti-dilutive in all periods.

--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Derivative Instruments
Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted SFAS No. 133 for its fiscal year ended December 31, 2001. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial position.

Recently Issued Accounting Pronouncements
In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company, as required, in fiscal year 2002. The Company does not expect the adoption of SFAS No. 141 and SFAS No. 142 to have a material impact on the Company's results of operations or financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time that the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard is effective for the Company beginning January 1, 2003. The Company does not expect the adoption of SFAS No. 143 to have a material impact on the Company's results of operations or financial position.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange or distribution to owners. The new provisions supersede SFAS No. 121, which addressed asset impairment and certain provisions of APB Opinion 30 related to reporting the effects of the disposal of a business segment and requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under SFAS No. 144, more dispositions may qualify for discontinued operations treatment in the income statement. The provisions of SFAS No. 144 became effective for the Company on January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the Company's results of operations or financial position.

--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(3)  LICENSE REVENUE AND REVENUE FROM COLLABORATIVE AGREEMENTS

In May 2000, the Company signed an agreement with Shire Pharmaceuticals Group under which Shire purchased from Salix the exclusive rights to balsalazide, for use as a treatment for ulcerative colitis for Austria, Belgium, Denmark, Finland, France, Germany, Iceland, Republic of Ireland, Luxembourg, Norway, The Netherlands, Switzerland, Sweden and the United Kingdom. Under the agreement, Shire agreed to pay Salix up to a total of approximately $24.0 million, including approximately $12.1 million in up-front fees and up to $12.0 million upon the achievement of certain milestones. In accordance with the Company's license arrangement with Biorex Laboratories Limited, its licensor, Salix will share a portion of these payments, including all of the new Shire ordinary shares, with Biorex. In May 2000, Shire paid the Company $9.6 million of cash and $2.5 million by way of the issue of 160,546 new Shire ordinary shares. In August 2000 Shire paid the Company $4.4 million in connection with the transfer to Shire of the United Kingdom product license for balsalazide.

During the years ended December 31, 2001 and 2000, the Company recognized $8.3 million and $8.2 million, respectively, of license fee income primarily related to the agreement with Shire. The Company recognized license fee income from Astra of $2.6 million in 1999 of which $2.1 million related to a balsalazide clinical trial in the United States and the termination of the Company's collaborative agreements with Astra, and $0.5 million related to the launch of balsalazide in Sweden.

In December 1999, the Company and Astra signed an agreement whereby all rights to balsalazide previously licensed to Astra under the aforementioned agreements were returned to the Company. All future milestone payments that would have been due from Astra were cancelled.

(4)  COMMITMENTS

The Company leases certain office facilities under various non-cancelable operating leases, the last of which expires on August 31, 2011. Rent expense was approximately $800,000, $328,000, and $228,000 for the years ended December 31, 2001, 2000 and 1999, respectively. In addition to the office space, the Company leases automobiles, for use by its direct sales force, under a three-year operating lease.

   Future payments for operating leases at December 31, 2001 are as follows (in thousands):

                                                   OPERATING
                   Years ending December 31,        LEASES
                   -----------------------------------------
                   2002...........................  $1,352
                   2003...........................   1,305
                   2004...........................     814
                   2005...........................     617
                   2006...........................     631
                   Thereafter.....................   3,145
                                                    ------
                   Total minimum payments required  $7,864
                                                    ======

At December 31, 2001, the Company had binding purchase order commitments for inventory purchases aggregating approximately $7.0 million throughout 2002.


--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In March 2001, the Company obtained a $7.0 million line of credit with a two-year term, plus three optional one-year renewals. The line of credit has a variable interest rate based on the 30-day dealer placed commercial paper rate plus 4%. The Company may borrow up to 85% of all eligible accounts receivable under 90 days old from the date of invoice. The line of credit requires the Company to meet certain restrictive covenants related to working capital. At December 31, 2001, the line of credit had no outstanding balance.

(5)  STOCKHOLDERS' EQUITY

On December 12, 2001, the Board of Directors of the Company approved the Reorganization of the Company as a Delaware corporation. As a result of the Reorganization, each share of no par value common stock was converted into one share of $0.001 par value common stock. All common stock amounts for all periods presented in the accompanying consolidated financial statements have been restated to reflect the establishment of the $0.001 par value.

Preferred Stock
A total of 5,000,000 shares of preferred stock are authorized and issuable in series. No shares of preferred stock were issued or outstanding as of December 31, 2001 or 2000.

Common Shares
As of December 31, 2001 the Company was authorized to issue up to 40,000,000 shares of $0.001 par value common stock. As of December 31, 2001 and 2000, there were 16,708,681 and 13,562,771 shares of common stock issued and outstanding, respectively.

In January 2000, the Company completed a private placement under Section 4(2) of the Securities Act of 1933 of 500,000 shares of common stock to the President and Chief Executive Officer of the Company, for net proceeds of approximately $100,000 in cash. No underwriters were involved in this transaction.

In November 2000, the Company completed a private placement of its common stock to a limited number of accredited and sophisticated investors. The Company raised approximately $13.1 million, net of offering costs, through the issuance of 2,260,000 shares of common stock, along with warrants to purchase 226,000 additional shares at an exercise price of $9.72 per share. The Company also issued a similar warrant to purchase 158,200 shares to Leerink Swann & Company, the placement agent. During 2001, all of these warrants were exercised.

In May 2001, the Company completed a private placement of its common stock to a limited number of accredited and sophisticated investors. The Company raised approximately $28.1 million, net of offering costs, through the issuance of 1,960,000 shares of common stock.

Warrants
At December 31, 2001, 16,667 shares of common stock were reserved for issuance upon the exercise of warrants. These warrants were issued in connection with the Company's initial public offering in May 1996, at an exercise price of $3.00 per share and expire in 2003.


--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Stock Option Plans

The Company's 1994 Stock Plan (the "1994 Plan") was adopted by the board of directors in March 1994 and approved by the stockholders in March 1995. The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted by the board of directors and approved by the Company's stockholders in February 1996. The options granted under the 1994 Plan and the 1996 Plan may be either incentive stock options or non-statutory stock options. Options granted expire no later than ten years from the date of grant.

For incentive stock options, the option price shall be at least 100% of the fair market value on the date of grant, and no less than 85% of the fair market value for nonqualified stock options. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair market value and shall not be exercisable more than five years after the date of grant. The options generally become exercisable in increments of 1/48th per month over a period of 48 months from the date of grant. Options may be granted with different vesting terms as determined by the board of directors.

Aggregate option activity is as follows:

                                                Outstanding Options
                                          --------------------------------
                                                                 Weighted-
                                           Shares                 Average
                                          Available    Number    Exercise
                                          For Grant   Of Shares    Price
      --------------------------------------------------------------------
      Balance at December 31, 1998.......    514,365    993,680     $ 3.20
          Options granted................   (593,000)   593,000     $ 0.34
          Options exercised..............         --         --         --
          Options canceled...............    371,750   (371,750)    $ 3.81
                                          ----------  ---------
      Balance at December 31, 1999.......    293,115  1,214,930     $ 1.62
          Additional shares authorized...    927,207         --         --
          Options granted................ (1,071,500) 1,071,500     $ 4.85
          Options exercised..............         --   (593,933)    $ 0.49
          Options canceled...............     10,000    (10,000)    $ 7.38
                                          ----------  ---------
      Balance at December 31, 2000.......    158,822  1,682,497     $ 4.04
          Additional shares authorized...  1,822,793         --         --
          Options granted................ (1,083,500) 1,083,500     $12.15
          Options exercised..............         --   (510,823)    $ 2.99
          Options canceled...............     89,708    (89,708)    $ 4.03
                                          ----------  ---------
      Balance at December 31, 2001.......    987,823  2,165,466     $ 8.41
                                          ==========  =========

--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Exercise prices for options outstanding as of December 31, 2001 ranged from $0.47 to $17.35 per share.

                                                               Options Currently
                           Options Outstanding                    Exercisable
               ------------------------------------------- --------------------------
                               Weighted
                               Average
                              Remaining        Weighted                   Weighted
                 Number    Contractual Life    Average       Number       Average
Exercise Price Outstanding      (Yrs)       Exercise Price Exercisable Exercise Price
-------------------------------------------------------------------------------------
$ 0.47 -  2.24    434,133        7.70           $1.72        190,716       $1.50
$ 4.98 -  7.38    657,833        8.35            6.74        257,323        6.25
$10.62 - 10.62    612,500        9.73           10.62            --          --
$12.80 - 17.35    461,000        9.44           14.17         32,292       14.19
                  -----                                       -----
                2,165,466        8.84           $8.41        480,331       $4.90
                =========                                    =======

The weighted-average fair value of options granted in 2001, 2000 and 1999 was $12.15, $4.39 and $0.19, respectively.

Stock-Based Compensation

The fair value of the Company stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                           2001  2000  1999
                                           ----  ----  ----
                   -----------------------------------------
                   Expected life (years)      5     5     5
                   Expected volatility     1.26  1.44   0.6
                   Risk-free interest rate 4.19% 6.00% 6.00%

Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below for the years ended December 31, 2001, 2000 and 1999, respectively.

                                                2001     2000     1999
        ---------------------------------------------------------------
        Pro forma net loss (in thousands)   $(19,698) $(3,266) $(5,056)
        Pro forma net loss per common share
          -- basic and diluted              $  (1.27) $ (0.29) $ (0.50)

--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Future pro forma net income (loss) and earnings (loss) per share results may be materially different from actual amounts reported.

At December 31, 2001, the Company had reserved a total of 2,182,133 shares of common stock, 2,165,466 for issuance to eligible participants under the two option plans and 16,667 for outstanding warrants.

(6)  INCOME TAXES

As of December 31, 2001, the Company has a U.S. federal net operating loss carryforward of approximately $36.0 million related to its U.S. subsidiary, Salix Inc. This will expire on various dates beginning in 2004 through 2020, if not utilized.

Significant components of the Company's deferred tax assets for federal and state income taxes are as follows at December 31 (in thousands):

                                                        2001     2000
        ----------------------------------------------------------------
        Net operating loss carryforwards............. $ 12,970  $ 6,250
        Capitalized research and development expenses      700      700
        Other........................................      460       50
        Research and development credits.............      950       --
                                                      --------  -------
        Total deferred tax assets....................   15,080    7,000
        Valuation allowance..........................  (15,080)  (7,000)
                                                      --------  -------
        Net deferred taxes........................... $     --  $    --
                                                      ========  =======

Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $8.0 million and $1.3 million during the year ended December 31, 2001 and 2000, respectively.

Utilization of the federal net operating loss and credit carryforwards might be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The Company effected its Reorganization from the British Virgin Islands (BVI) to Delaware in 2001. To date the Company has not recognized any tax assets related to the losses incurred in BVI. In the future, losses will generate U.S. tax losses.

The Company's subsidiary, Glycyx, had a cumulative net operating loss of approximately $3.1 million at December 31, 2001. Because Glycyx originally was domiciled in Bermuda where the effective tax rate is zero, the Company expects to receive no future tax benefit from these net operating losses.

(7)  SIGNIFICANT CONCENTRATIONS

The Company operates in a single industry and is engaged in acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract. The Company's principal financial instruments subject to potential concentration of credit risk are accounts receivable, which are unsecured.


--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

During 2000, the Company made its first sales of Colazal to U.S. wholesalers. This significantly diversified the Company's customer base and reduced the risks associated with serving a limited number of significant customers. All revenue is associated with the Company's single product, Colazal.

Net revenues from customers representing 10% or more of total net revenues for the respective years, are summarized as follows:

                                   Years ended December 31
                                   -----------------------
                                    2001     2000   1999
                                   ----     ----   ----
                        Customer 1  27%      24%     --
                        Customer 2  27%      10%     --
                        Customer 3  14%      15%     --
                        Customer 4  10%      23%     --
                        Customer 5   --       --   100%

Additionally, 34% and 68% of the Company's accounts receivable balances were due from these customers at December 31, 2001 and 2000, respectively.

Currently, the Company is using active pharmaceutical ingredient balsalazide manufactured for the Company by Diosynth Limited, a subsidiary of Akzo Nobel, in Scotland, and Omnichem, a subsidiary of Ajinomoto, in Belgium. The Company's balsalazide is being encapsulated by Anabolic Laboratories, Inc. in Irvine, California. In addition, the Company is in negotiations to secure additional sources of commercial quantities of the active pharmaceutical ingredient balsalazide and an additional encapsulator.

Under its supply agreement with the Company, Alfa Wassermann is obligated to supply the Company with active pharmaceutical ingredient rifaximin. Currently, Alfa Wassermann manufactures rifaximin for the Italian and other European markets.

(8)  401(K) PLAN

In 1996, the Company adopted the Salix Pharmaceuticals, Inc. 401(k) Retirement Plan. Eligible participants may elect to defer a percentage of their compensation. The Company matches up to 50% of such participant deferrals, provided that such deferrals do not exceed 6% of the participant's compensation. The Company's total matching contributions for all participants were approximately $150,000, $14,000 and $13,000 in 2001, 2000 and 1999,
respectively. Additional discretionary employer contributions may be made on an annual basis.

--------------------------------------------------------------------------------

SALIX PHARMACEUTICALS, LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------


(9)  QUARTERLY RESULTS OF OPERATIONS

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2001 and 2000.

                                           Mar. 31  Jun. 30  Sep. 30  Dec. 31
  ----------------------------------------------------------------------------
  (in thousands, except per share amounts)             (unaudited)
    2001
    Product revenue....................... $ 3,290  $ 4,163  $ 2,834  $ 3,842
    Other revenue.........................   1,375    1,824    2,589    2,433
    Cost of products sold.................     786    1,080      676      953
    Net income (loss)..................... $(3,897) $(3,309) $(5,055)  (5,237)
    Net income (loss) per common share:
      Basic............................... $ (0.28) $ (0.22) $ (0.30) $ (0.31)
      Diluted............................. $ (0.28) $ (0.22) $ (0.30) $ (0.31)
    2000
    Product revenue....................... $   380  $   173  $   299  $ 5,455
    Other revenue.........................     467      653    5,740    1,375
    Cost of products sold.................     313      222      284    1,468
    Net income (loss)..................... $  (682) $(1,374) $   220  $(1,139)
    Net income (loss) per common share:
      Basic............................... $ (0.06) $ (0.12) $  0.02  $ (0.09)
      Diluted............................. $ (0.06) $ (0.12) $  0.02  $ (0.09)

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Allowance for Rebates and Coupons

                                          Additions       Deductions
                                     ------------------- -----------
                                                         Rebates and
                                                           Coupons
                                     Charged to Charged    Honored
                           Beginning Costs and  to Other   During    Ending
   Year ended December 31,  Balance   Expenses  Accounts   Period    Balance
   -------------------------------------------------------------------------
   (in thousands).........
   2001                      $ 310     $1,219    $   --    $  342    $1,187
   2000                      $  --     $  310    $   --    $   --    $  310
   1999                      $  --     $   --    $   --    $   --    $   --

Allowance for Uncollectable Accounts

                                          Additions       Deductions
                                     ------------------- -----------
                                                          Accounts
                                     Charged to Charged  Written Off
                           Beginning Costs and  to Other   During    Ending
   Year ended December 31,  Balance   Expenses  Accounts   Period    Balance
   -------------------------------------------------------------------------
   (in thousands).........
   2001                     $   --     $  14     $   --    $   --     $  14
   2000                     $   --     $  --     $   --    $   --     $  --
   1999                     $   --     $  --     $   --    $   --     $  --

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


[LOGO]
Salix
Pharmaceuticals, Ltd.


--------------------------------------------------------------------------------

Part II
--------------------------------------------------------------------------------


INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by the registrant in connection with the filing of this Form S-3 Registration Statement:

                                                     Amount to
                                                       Be Paid
                                                     ---------
                  SEC registration fee..............  $  8,000
                  Nasdaq National Market listing fee    20,000
                  Printing costs....................   150,000
                  Legal fees........................   150,000
                  Accounting fees and expenses......   100,000
                  Blue sky fees.....................     5,000
                  Transfer agent fees...............     5,000
                  Miscellaneous expenses............    12,000
                                                      --------
                     Total..........................  $450,000

Item 15.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Salix may and, in certain cases, must be indemnified by Salix against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Salix. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Salix, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Salix's certificate of incorporation, as amended, provides that no director of Salix shall be liable to Salix or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Salix's certificate of incorporation, as amended, also provides that Salix shall indemnify to the fullest extent permitted by Delaware law any and all of its directors and officers, or former directors and officers, or any person who may have served at Salix's request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

Item 16.  Exhibits

(a) Exhibits.

                    Number            Description
                    ------- -------------------------------
                     1.1 *  Form of Underwriting Agreement.
                      2.1   Certificate of Domestication.
                      3.1   Certificate of Incorporation.
                    3.2 (k) Bylaws.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  Number                      Description
---------- --------------------------------------------------
 5.1       Opinion of Wyrick Robbins Yates & Ponton LLP.
10.1(a)    Form of Indemnification Agreement between the Registrant and each of its officers and directors.
10.2(a)    Form of 1994 Stock Plan for Salix Holdings, Ltd. and form of Stock Option and
           Restricted Stock Purchase Agreements thereunder.
10.3(g)    Form of 1996 Stock Plan for Salix Holdings, Ltd., as amended September 2000 and form of Notice of Stock Option Grant and Stock Option Agreement thereunder, as amended
           March 12, 2001.
10.4(a)**  Amendment Agreement effective as of September 17, 1992 by and among Glycyx
           Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Biorex.
10.5(a)**  License Agreement, dated September 17, 1992 between Biorex Laboratories Limited and
           Glycyx Pharmaceuticals, Ltd. and letter agreement amendments thereto.
10.6(a)**  Research and Development Agreement dated September 21, 1992 between Glycyx
           Pharmaceuticals, Ltd. and AB Astra and letter agreement amendments thereto.
10.7(a)**  Distribution Agreement dated September 21, 1992 between Glycyx Pharmaceuticals, Ltd.
           and AB Astra.
10.8(a)**  Amended and Restated License Agreement by and between Salix Pharmaceuticals, Inc.
           and Biorex Laboratories, Limited, dated April 16, 1993.
10.9(a)**  Co-Participation Agreement, dated April 30, 1993 between Salix Pharmaceuticals, Inc.
           and AB Astra as amended by Amendment No. 1 thereto effective September 30, 1993.
10.9.1(b)  Letter Agreement dated October 16, 1998 to Co-Participation Agreement dated April 30,
           1993 by and between Salix Pharmaceuticals, Inc. and AB Astra.
10.10(a)** Manufacturing Agreement, dated September 15, 1993 between Courtaulds Chemicals
           Limited and Glycyx Pharmaceuticals, Ltd.
10.11(a)** Distribution Agreement, dated September 23, 1994 between Glycyx Pharmaceuticals, Ltd.
           and Menarini International Operations Luxembourg SA and amendments thereto.
10.12(a)** License Agreement, dated June 24, 1996, between Alfa Wassermann S.p.A. and Salix
           Pharmaceuticals, Ltd.
10.13(a)** Supply Agreement, dated June 24, 1996, between Alfa Wassermann S.p.A. and Salix
           Pharmaceuticals, Ltd.
10.14(a)   Lease dated January 1, 1992 by and between Kontrabecki Mason Developers and Salix
           Pharmaceuticals, Inc., as amended.
10.15(c)   Severance Agreement and Mutual Release dated January 6, 1999 between Salix
           Pharmaceuticals, Ltd. and David Boyle.
10.16(d)   Termination and Settlement Agreement dated as of December 22, 1999, by and between
           Astra AB and Salix Pharmaceuticals Inc. (a wholly owned subsidiary of Salix
           Pharmaceuticals, Ltd.).
10.17(d)   Agreement dated December 22, 1999, between Glycyx Pharmaceuticals, Ltd. and Astra
           AB.
10.18(e)   Stockholder Protection Rights Agreement, dated as of January 13, 2000 between Salix
           Pharmaceuticals, Ltd. and Montreal Trust Company of Canada.
10.19(f)** Agreement between Glycyx Pharmaceuticals, Ltd. and Shire Pharmaceuticals Group plc.
10.20(f)** Agreement between Biorex Laboratories Limited and Glycyx Pharmaceuticals, Ltd.
10.21(h)   Form of Common Stock Purchase Agreement for May 2001 private placement.
10.22(i)   Lease Agreement dated June 30, 2000 by and between Colonnade Development, LLC and
           Salix Pharmaceuticals, Inc.
10.23(j)** License Agreement between Biorex Laboratories Limited and Glycyx Pharmaceuticals,
           Ltd. dated August 22, 2001.

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II-2

--------------------------------------------------------------------------------

 Number                        Description
-------- --------------------------------------------------------
10.24(j) Form of Employment Agreement for executive officers.
10.25    Loan and Security Agreement dated March 30, 2001, First Amendment to Loan and
         Security Agreement dated October 4, 2001 and First Waiver to Loan and Security
         Agreement dated November 12, 2001, between General Electric Capital Corporation and
         Salix Pharmaceuticals, Inc.
21.1(k)  Subsidiaries of the Registrant.
23.1     Consent of Independent Auditors.
23.2     Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit 5.1).
24.1     Power of Attorney (see page II-5).

--------
 * To be filed in amendment.
** The registrant has received confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the United States Securities and Exchange Commission.

(a) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-33781).
(b) Incorporated by reference to exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 1998.
(c) Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K405 for the twelve months ended December 31, 1998.
(d) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K dated December 28, 1999.
(e) Incorporated by reference to exhibit filed with the Registrant's Current Report on Form 8-K dated January 13, 2000.
(f) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 2000.
(g) Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-8 (Registration No. 333-63604), filed June 22, 2001.
(h) Incorporated by reference to exhibit filed with the Registrant's Current Report on Form 8-K dated May 30, 2001.
(i) Incorporated by reference to exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(j) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
(k) Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-4 (File No. 333-74302).

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                                                                           II-3

Part II
--------------------------------------------------------------------------------


Item 17.  Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person or the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant undertakes that: (1) for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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II-4

Part II
--------------------------------------------------------------------------------


SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on this 11th day of February 2002.

                                          SALIX PHARMACEUTICALS, LTD.

                                               /s/  ROBERT P. RUSCHER
                                          By:________________________________
                                               Robert P. Ruscher
                                     President and Chief Executive Officer

                               Power Of Attorney

       Each person whose signature appears below constitutes and appoints Robert P. Ruscher and Adam C. Derbyshire, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement and any related Registration Statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                     Capacity                     Date
        ---------                     --------                     ----
 -----------------------------------------------------------------------------

 /S/  ROBERT P. RUSCHER  Director, President and Chief       February 11, 2002
 -----------------------   Executive Officer (Principal
    Robert P. Ruscher      Executive Officer)

 /S/  ADAM C. DERBYSHIRE Chief Financial Offier (Principal   February 11, 2002
 -----------------------   Financial and Accounting Officer)
   Adam C. Derbyshire

  /S/  JOHN F. CHAPPELL  Director                            February 11, 2002
 -----------------------
    John F. Chappell

 /S/  THOMAS W. D'ALONZO Director                            February 11, 2002
 -----------------------
   Thomas W. D'Alonzo

 /S/  RICHARD A. FRANCO  Director                            February 11, 2002
 -----------------------
    Richard A. Franco

 /S/  RANDY W. HAMILTON  Director and Chairman               February 11, 2002
 -----------------------
    Randy W. Hamilton


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                                                                           II-5

--------------------------------------------------------------------------------

                                 EXHIBIT INDEX

Exhibit No.                                       Description
----------------------------------------------------------------------------------------------------

 1.1*       Form of Underwriting Agreement.
 2.1        Certificate of Domestication.
 3.1        Certificate of Incorporation.
 3.2 (k)    Bylaws.
 5.1        Opinion of Wyrick Robbins Yates & Ponton LLP.
10.1 (a)    Form of Indemnification Agreement between the Registrant and each of its officers and directors.
10.2 (a)    Form of 1994 Stock Plan for Salix Holdings, Ltd. and form of Stock Option and Restricted
            Stock Purchase Agreements thereunder.
10.3 (g)    Form of 1996 Stock Plan for Salix Holdings, Ltd., as amended September 2000 and form of
            Notice of Stock Option Grant and Stock Option Agreement thereunder, as amended
            March 12, 2001.
10.4 (a)**  Amendment Agreement effective as of September 17, 1992 by and among Glycyx
            Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Biorex.
10.5 (a)**  License Agreement, dated September 17, 1992 between Biorex Laboratories Limited and
            Glycyx Pharmaceuticals, Ltd. and letter agreement amendments thereto.
10.6 (a)**  Research and Development Agreement dated September 21, 1992 between Glycyx
            Pharmaceuticals, Ltd. and AB Astra and letter agreement amendments thereto.
10.7 (a)**  Distribution Agreement dated September 21, 1992 between Glycyx Pharmaceuticals, Ltd.
            and AB Astra.
10.8 (a)**  Amended and Restated License Agreement by and between Salix Pharmaceuticals, Inc. and
            Biorex Laboratories, Limited, dated April 16, 1993.
10.9 (a)**  Co-Participation Agreement, dated April 30, 1993 between Salix Pharmaceuticals, Inc. and
            AB Astra as amended by Amendment No. 1 thereto effective September 30, 1993.
10.9.1 (b)  Letter Agreement dated October 16, 1998 to Co-Participation Agreement dated April 30,
            1993 by and between Salix Pharmaceuticals, Inc. and AB Astra.
10.10 (a)** Manufacturing Agreement, dated September 15, 1993 between Courtaulds Chemicals
            Limited and Glycyx Pharmaceuticals, Ltd.
10.11 (a)** Distribution Agreement, dated September 23, 1994 between Glycyx Pharmaceuticals, Ltd.
            and Menarini International Operations Luxembourg SA and amendments thereto.
10.12 (a)** License Agreement, dated June 24, 1996, between Alfa Wassermann S.p.A. and Salix
            Pharmaceuticals, Ltd.
10.13 (a)** Supply Agreement, dated June 24, 1996, between Alfa Wassermann S.p.A. and Salix
            Pharmaceuticals, Ltd.
10.14 (a)   Lease dated January 1, 1992 by and between Kontrabecki Mason Developers and Salix
            Pharmaceuticals, Inc., as amended.
10.15 (c)   Severance Agreement and Mutual Release dated January 6, 1999 between Salix
            Pharmaceuticals, Ltd. and David Boyle.
10.16 (d)   Termination and Settlement Agreement dated as of December 22, 1999, by and between
            Astra AB and Salix Pharmaceuticals Inc. (a wholly owned subsidiary of Salix
            Pharmaceuticals, Ltd.).
10.17 (d)   Agreement dated December 22, 1999, between Glycyx Pharmaceuticals, Ltd. and Astra AB.
10.18 (e)   Stockholder Protection Rights Agreement, dated as of January 13, 2000 between Salix
            Pharmaceuticals, Ltd. and Montreal Trust Company of Canada.
10.19 (f)** Agreement between Glycyx Pharmaceuticals, Ltd. and Shire Pharmaceuticals Group plc.

10.20 (f)** Agreement between Biorex Laboratories Limited and Glycyx Pharmaceuticals, Ltd.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Exhibit No.                                      Description
--------------------------------------------------------------------------------------------------

10.21 (h)   Form of Common Stock Purchase Agreement for May 2001 private placement.
10.22 (i)   Lease Agreement dated June 30, 2000 by and between Colonnade Development, LLC and
            Salix Pharmaceuticals, Inc.
10.23 (j)** License Agreement between Biorex Laboratories Limited and Glycyx Pharmaceuticals, Ltd.
            dated August 22, 2001.
10.24 (j)   Form of Employment Agreement for executive officers.
10.25       Loan and Security Agreement dated March 30, 2001, First Amendment to Loan and
            Security Agreement dated October 4, 2001 and First Waiver to Loan and Security
            Agreement dated November 12, 2001, between General Electric Capital Corporation and
            Salix Pharmaceuticals, Inc.
21.1 (k)    Subsidiaries of the Registrant.
23.1        Consent of Independent Auditors.
23.2        Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit 5.1).
24.1        Power of Attorney (see page II-5).

--------
 *  To be filed in amendment.
** The registrant has received confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the United States Securities and Exchange Commission.
(a) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-33781).
(b) Incorporated by reference to exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 1998.
(c) Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K405 for the twelve months ended December 31, 1998.
(d) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K dated December 28, 1999.
(e) Incorporated by reference to exhibit filed with the Registrant's Current Report on Form 8-K dated January 13, 2000.
(f) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 2000.
(g) Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-8 (Registration No. 333-63604), filed June 22, 2001.
(h) Incorporated by reference to exhibit filed with the Registrant's Current Report on Form 8-K dated May 30, 2001.
(i) Incorporated by reference to exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(j) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
(k) Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-4 (File No. 333-74302).

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